================================================================================

                                 SCHEDULE 13E-4
                               _________________

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               _________________
                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)
                               _________________

                             ASTEC INDUSTRIES, INC.
                  (Name of Issuer and Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.20 PER SHARE
                         (Title of Class of Securities)

                                   046224 101
                     (CUSIP Number of Class of Securities)
                               _________________
                          RICHARD W. BETHEA, JR., ESQ.
                               VICE PRESIDENT AND
                               CORPORATE  COUNSEL
                             ASTEC INDUSTRIES, INC.
                               4101 JEROME AVENUE
                          CHATTANOOGA, TENNESSEE 37407
                                 (423) 867-4210
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of the Person Filing Statement)
                               _________________

                                    COPY TO:
                            R. GREGORY BROPHY, ESQ.
                               ALSTON & BIRD LLP
                  1201 WEST PEACHTREE STREET, N.W., SUITE 4200
                          ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000
                               _________________

                                 MARCH 27, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                               _________________

                           CALCULATION OF FILING FEE

==================================  ===========================
Transaction Valuation $21,000,000*  Amount of Filing Fee $4,200
==================================  ===========================

*Based upon purchase of 2,000,000 shares at the maximum tender offer price of $10.50 per share.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

      Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid:  N/A   Filing Party:  N/A

      Form or Registration No.:  N/A   Date Filed:  N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the Issuer is Astec Industries, Inc., a Tennessee corporation (the "Company"), which has its principal executive offices at 4101 Jerome Avenue, Chattanooga, Tennessee, 37407.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase 2,000,000 shares (or such lesser number of shares as are properly tendered and not withdrawn) of its Common Stock, par value of $0.20 per share (the "Shares" or the "Common Stock") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement), at a price, not greater than $10.50 nor less than $9.50 per Share, net to the seller in cash (the "Purchase Price"), to be selected by the Company, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. Provided a minimum of 250,000 Shares are properly tendered and not withdrawn, the Company will select the lowest
Purchase Price that will allow the Company to buy 2,000,000 Shares (or such lesser number as are properly tendered and not withdrawn) at a price not greater than $10.50 nor less than $9.50, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively. No separate consideration will be paid for the Rights. The Offer is being made to all holders of Shares, including officers, directors, and affiliates of the Company. The information set forth in "Introduction," "Section 1. Number of Shares; Proration," "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer," "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Section 15. Extension of the Offer; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

     (c) The Shares are traded over-the-counter and are reported on the NASDAQ National Market System under the symbol "ASTE." The information set forth in the "Introduction" and "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d) This statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (b) The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. See also Exhibits (b)(1) - (3) to this Schedule 13E-4.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (j) The information set forth in the "Introduction," "Section 8. Purpose of the Offer," "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer," "Section 11. Certain Information Concerning the Company" and "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the "Introduction," "Section 8. Purpose of the Offer," "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer" and "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a) - (b) The financial information set forth in "Section 11. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     The information set forth in "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer" and "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.       DESCRIPTION
(a)(1)      --    Form of Offer to Purchase dated March 27, 1997.
(a)(2)      --    Form of Letter of Transmittal.
(a)(3)      --    Form of Notice of Guaranteed Delivery.
(a)(4)      --    Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated March 27, 1997.
(a)(5)      --    Form of letter to clients who are common stockholders for use by brokers, dealers, commercial banks, trust companies and other nominees dated March 27, 1997.
(a)(6)      --    Form of letter to stockholders from the Chairman and Chief
                  Executive Officer of the Company dated March 27, 1997.
(a)(7)      --    Form of letter to Participants for use by the Trustee of the
                  Company's 401(k)Plan.
(a)(8)      --    Form of Instruction Form for 401(k) Plan Participants
(a)(9)      --    Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.
(a)(10)     --    Form of Press Release dated March 27, 1997.
(b)(1)      --    Credit Agreement, dated as of July 20, 1994, by and between
                  The First National Bank of Chicago and the Company
                  (incorporated by reference to Exhibit 10.87 to the Company's
                  Annual Report on Form 10-K for the fiscal year ended December
                  31, 1994).
(b)(2)      --    First Amendment to Credit Agreement, dated as of May 22,
                  1995, by and between The First National Bank of Chicago and the Company (incorporated by reference to Exhibit 10.91 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

(b)(3)       --   Commitment Letter and Term Sheet, dated as of March 25, 1997 between The First National Bank of Chicago and the Company.
(c)          --   Not applicable.
(d)          --   Not applicable.
(e)          --   Not applicable.
(f)          --   Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              ASTEC INDUSTRIES, INC.



                              By: /s/ Richard W. Bethea, Jr.
                                 ----------------------------
                                   RICHARD W. BETHEA, JR.
                                   VICE PRESIDENT AND
                                   CORPORATE COUNSEL

Dated: March 26, 1997

                                 EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
(a)(1)             --   Form of Offer to Purchase dated March 27, 1997.
(a)(2)             --   Form of Letter of Transmittal.
(a)(3)             --   Form of Notice of Guaranteed Delivery.
(a)(4)             --   Form of letter to brokers, dealers, commercial
                        banks, trust companies and other nominees
                        dated March 27, 1997.
(a)(5)             --   Form of letter to clients who are common
                        stockholders for use by brokers, dealers,
                        commercial banks, trust companies and other
                        nominees dated March 27, 1997.
(a)(6)             --   Form of letter to stockholders from the
                        Chairman and Chief Executive Officer of the
                        Company dated March 27, 1997.
(a)(7)             --   Form of letter to Participants for use by the
                        Trustee of the Company's 401(k) Plan.
(a)(8)             --   Form of Instruction Form for 401(k) Plan Participants
(a)(9)             --   Form of Guidelines for Certification of
                        Taxpayer Identification Number on Substitute
                        Form W-9.
(a)(10)            --   Form of Press Release dated March 27, 1997.
(b)(1)             --   Credit Agreement, dated as of July 20, 1994, by and between The First
                        National Bank of Chicago and the Company (incorporated by reference to
                        Exhibit 10.87 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994).
(b)(2)             --   First Amendment to Credit Agreement, dated as of May 22, 1995, by and between The First National Bank of Chicago and the Company (incorporated by reference to Exhibit 10.91 to the Company's Annual Report on Form 10-K
                        for the fiscal year ended December 31, 1995).
(b)(3)             --   Commitment Letter and Term Sheet, dated as of March 25, 1997 between The
                        First National Bank of Chicago and the Company.
(c)                --   Not applicable.
(d)                --   Not applicable.
(e)                --   Not applicable.
(f)                --   Not applicable.

                             ASTEC INDUSTRIES, INC.

                        OFFER TO PURCHASE FOR CASH UP TO
                      2,000,000 SHARES OF ITS COMMON STOCK
--------------------------------------------------------------------------------

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON THURSDAY, MAY 1, 1997, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

     Astec Industries, Inc., a Tennessee corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $.20 per share (the "Shares" or the "Common Stock") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement) to the Company at a price, net to the seller in cash, not greater than $10.50 nor less than $9.50 per Share, as specified by stockholders tendering Shares upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). If 250,000 or more Shares are properly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share, not greater than $10.50 nor less than $9.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for the Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. The Company will select the lowest Purchase Price that will allow it to buy 2,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not greater than $10.50 nor less than $9.50 per Share pursuant to the Offer. No separate consideration will be paid for the Rights. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms and odd lot tender provisions described below.
                             ---------------------
     THE OFFER IS CONDITIONED UPON A MINIMUM OF NOT LESS THAN 250,000 SHARES BEING PROPERLY TENDERED AND NOT WITHDRAWN AND IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.
                             ---------------------
     The Shares are listed and principally traded over-the-counter and are reported on the NASDAQ National Market System under the symbol "ASTE." On March 26, 1997, the last full trading day prior to the announcement and commencement of the Offer, the last sale price per Share as reported on the NASDAQ National Market System was $8.875. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7.
                             ---------------------
     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER. STOCKHOLDERS MUST MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.
                             ---------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal, or a facsimile, in accordance with the instructions in the Letter of Transmittal, and mail or deliver it and all other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary or follow the procedure for book-entry delivery set forth in Section 3, (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder, or (3) if the stockholder desires to tender Shares beneficially owned in the Company's 401(k) Retirement Plan, as amended and restated on March 1, 1987 (the "401(k) Plan"), such stockholder must follow the procedures for 401(k) Plan beneficiaries set forth in Section 3. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such broker, dealer, commercial bank, trust company, or other nominee if they desire to tender such Shares. Stockholders desiring to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer by the expiration of the Offer must tender such Shares by following procedures for guaranteed delivery set forth in Section 3. STOCKHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.
                             ---------------------

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained without expense from the Information Agent.
                             ---------------------

                                 March 27, 1997

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.
                             ---------------------

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
INTRODUCTION.....................................................     2
 1.  Number of Shares; Proration.................................     3
 2.  Tenders by Holders of Fewer Than 100 Shares.................     5
 3.  Procedure For Tendering Shares..............................     5
 4.  Withdrawal Rights...........................................     8
 5.  Acceptance for Payment and Payment for Shares...............     9
 6.  Certain Conditions of the Offer.............................    10
 7.  Price Range of Shares; Dividends............................    11
 8.  Purpose of the Offer........................................    12
 9.  Source and Amount of Funds..................................    12
10.  Shares Outstanding And Significant Stockholders; Certain
       Effects of The Offer......................................    13
11.  Certain Information Concerning the Company..................    14
12.  Interest of Directors and Executive Officers; Transactions
       and Arrangements Concerning the Shares....................    17
13.  Certain Legal Matters; Regulatory Approvals.................    18
14.  Certain Federal Income Tax Consequences.....................    18
15.  Extension of the Offer; Termination; Amendments.............    21
16.  Fees and Expenses...........................................    21
17.  Miscellaneous...............................................    22

TO THE HOLDERS OF COMMON STOCK OF ASTEC INDUSTRIES, INC.:

                                  INTRODUCTION

     The Company invites its stockholders to tender shares of its Common Stock, par value $.20 per share (the "Shares") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement) to the Company at a price, net to the seller in cash, not greater than $10.50 nor less than $9.50 per Share, as specified by stockholders tendering Shares upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). If 250,000 or more Shares are properly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share, not greater than $10.50 nor less than $9.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for the Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. The Company will select the lowest Purchase Price that will allow it to buy 2,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not greater than $10.50 nor less than $9.50 per Share pursuant to the Offer. No separate consideration will be paid for the Rights. All Shares properly tendered and not withdrawn at prices at or below the Purchase Price prior to the Expiration Date (as defined in Section 1) will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and odd lot tender provisions described below. See Section 1.

     THE OFFER IS CONDITIONED UPON A MINIMUM OF NOT LESS THAN 250,000 SHARES BEING PROPERLY TENDERED AND NOT WITHDRAWN AND IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER. SEE SECTION 10. STOCKHOLDERS MUST MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

     If, at the Expiration Date, more than 2,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, accept Shares for purchase first from Odd Lot Owners (as defined in Section 2) who properly tender their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders whose Shares are properly tendered at or below the Purchase Price and not withdrawn. The Company will return all Shares not purchased, including Shares not purchased because of proration. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company pursuant to the Offer. The Company will pay all fees and expenses of the Depositary and the Information Agent in connection with the Offer.

     As of March 10, 1997, there were 10,044,199 Shares outstanding. The 2,000,000 Shares that the Company is offering to purchase represent approximately 20% of the outstanding Shares at March 10, 1997. The Shares are traded over-the-counter and are reported on the NASDAQ National Market System under the symbol "ASTE." On March 26, 1997, the last full trading day prior to the announcement and commencement of the Offer, the last sale price per Share as reported on the NASDAQ National Market System was $8.875. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 7.

1.  NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and purchase 2,000,000 Shares or such lesser number of Shares subject to the minimum as are properly tendered on or prior to the Expiration Date (and not withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not greater than $10.50 nor less than $9.50 per Share. The term "Expiration Date" means 5:00 p.m., New York City time, on Thursday, May 1, 1997, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's right to extend the period of time during which the Offer is open, and to delay, terminate or amend the Offer, see Section 15. If the Offer is oversubscribed, Shares tendered at or below the Purchase Price on or prior to the Expiration Date will be subject to proration, except for Odd Lots as described below.

     In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender Shares must specify the price (not greater than $10.50 nor less than $9.50 per Share) at which such stockholder is willing to have the Company purchase such Shares. The Company will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price that it will pay for the Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. The Company will select the lowest Purchase Price that will allow it to buy 2,000,000 Shares, or such lesser number subject to the minimum as are properly tendered and not withdrawn, at a price not greater than $10.50 nor less than $9.50 per Share pursuant to the Offer.

     All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at a price greater than the Purchase Price and Shares not purchased because of proration or otherwise, will be returned to the tendering stockholders at the Company's expense promptly following the Expiration Date.

     If the number of Shares properly tendered on or prior to the Expiration Date (and not withdrawn in accordance with Section 4) is greater than 249,999 and less than or equal to 2,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

     Upon the terms and subject to the conditions of the Offer, if at the Expiration Date more than 2,000,000 Shares (or such greater number of Shares as the Company elects to purchase) are properly tendered and not withdrawn at or below the Purchase Price, the Company will accept Shares for purchase in the following order of priority:

          (a) first, all Shares properly tendered at or below the Purchase Price prior to the Expiration Date (and not withdrawn) by an Odd Lot Owner (as defined in Section 2, including any Shares beneficially owned by such Odd Lot Owner in the Company's 401(k) Plan), who:

             (1) tenders all Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

             (2) completes the Section entitled "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          (b) second, after purchase of all of the foregoing Shares, all other Shares properly tendered at or below the Purchase Price, on or prior to the Expiration Date (and not withdrawn), on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares).

     If proration of tendered Shares is required, the Company will determine the final proration factor promptly after the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Owners, will be based on the ratio of the number of Shares tendered by such stockholder to the total number of Shares tendered by all stockholders, other than Odd Lot Owners, at or below the Purchase Price. Due to the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the Odd Lot procedure, the Company does not expect to be able to announce the final results of such proration until approximately five trading days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

     As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. Each stockholder will be afforded the opportunity to designate in the Letter of Transmittal the order of priority in which Shares are to be purchased.

     Pursuant to the provisions of a Shareholder Protection Rights Agreement dated December 22, 1995, each share of Common Stock represents, in addition to Common Stock, one right (the "Right"). Upon becoming exercisable, but prior to the occurrence of certain events, each Right entitles the registered holder to purchase one one-hundredth (1/100th) of one share (a "Unit") of Series A Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $36.00 per Unit, subject to adjustment. The Rights are not presently exercisable and trade together with the associated share of Common Stock. The Rights will not become exercisable or separately tradable as a result of the Offer. Absent circumstances causing the Rights to become exercisable or separately tradable prior to the Expiration Date, the tender of any Shares pursuant to the Offer will include the tender of the associated Rights. No separate consideration will be paid for such Rights, and sellers of Shares pursuant to the Offer will no longer own the Rights associated with such Shares.

     The Company reserves the right, in its sole discretion, to purchase additional Shares pursuant to the Offer. If (i) the Company increases or decreases the price to be paid for Shares, increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding

Shares or decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 15, the Offer will be extended until the expiration of ten business days from the date of publication of such notice. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 p.m., New York City time.

2.  TENDERS BY HOLDERS OF FEWER THAN 100 SHARES.

     For purposes of the Offer, the term "Odd Lots" means all Shares properly tendered, in accordance with the procedures set forth in Section 3, on or prior to the Expiration Date and not withdrawn, by or on behalf of stockholders ("Odd Lot Owners") who owned, beneficially or of record, as of the Expiration Date, fewer than 100 Shares (including any Shares beneficially owned by such Odd Lot Owner in the 401(k) Plan). As set forth above, Odd Lots will be accepted for purchase before proration. IN ORDER TO QUALIFY FOR THIS PREFERENCE, AN ODD LOT OWNER MUST PROPERLY TENDER ALL SHARES BENEFICIALLY OWNED BY SUCH STOCKHOLDER. PARTIAL TENDERS WILL NOT QUALIFY FOR THIS PREFERENCE. THE PREFERENCE IS NOT AVAILABLE TO HOLDERS OF 100 OR MORE SHARES. ANY ODD LOT OWNER WISHING TO TENDER ALL OF SUCH STOCKHOLDER'S SHARES BENEFICIALLY OWNED MUST COMPLETE THE SECTION ENTITLED "ODD LOTS" IN THE LETTER OF TRANSMITTAL AND, IF APPLICABLE, ON THE NOTICE OF GUARANTEED DELIVERY. Stockholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commission, but also will avoid any applicable odd lot discounts payable on a sale of their Shares in an over-the-counter transaction.

3.  PROCEDURE FOR TENDERING SHARES.

     Proper Tender of Shares. For Shares, other than Shares beneficially owned by a stockholder in the 401(k) Plan ("401(k) Plan Shares"), to be properly tendered pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or manually executed facsimile) with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and either certificates for the Shares to be tendered must be transmitted to and received by the Depositary at one of such addresses or such Shares must be tendered pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender received by the Depositary), in each case on or prior to the Expiration Date, or
(b) the guaranteed delivery procedure described below must be followed.

     As specified in Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares pursuant to the Offer must properly indicate in the section captioned "Price (In Dollars) Per Share of Common Stock At Which Shares of Common Stock are Being Tendered" on the Letter of Transmittal the price (in multiples of $.125) at which such stockholder's Shares are being tendered. In addition, an Odd Lot Owner may check the box in the section entitled "Odd Lots" indicating that such stockholder is tendering all of his or her Shares at the Purchase Price. STOCKHOLDERS DESIRING TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE A SEPARATE LETTER OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE BEING TENDERED, EXCEPT THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, Odd Lot Owners who tender all of their Shares must complete the section entitled "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 1.

     Notwithstanding any other provision hereof, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities, as defined below), a properly completed and duly executed Letter of Transmittal (or manually executed facsimile) with any required signature guarantees and any other documents required by the Letter of Transmittal.

     Book-entry Delivery. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (collectively referred to as "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book entry transfer into the Depositary's account at a Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or manually executed facsimile) with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3 includes any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) exactly as the name of the registered holder appears on the certificate tendered, and payment is to be made directly to such registered holder, or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the Stock Transfer Association's approved medallion program (such as STAMP, SEMP or MSP) or a commercial bank or trust company having an office, branch or agency in the United States (each such entity, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF CERTIFICATES FOR SHARES ARE TO BE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Backup Federal Income Tax Withholding and Withholding on Foreign Stockholders. To prevent federal income tax backup withholding equal to 31% of the gross payments made to stockholders for Shares purchased pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the Depositary with such stockholder's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 included with the Letter of Transmittal. Foreign stockholders may be required to submit Form W-8, certifying non-United States status, in order to avoid backup withholding.

     Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his agent unless the Depositary determines that an exemption from or a reduced rate of withholding is available pursuant to a tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States. In order to obtain an exemption from or a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary a properly completed Form 1001. For this purpose, a foreign stockholder is a stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, or (iii) any estate or trust the income of which is subject to United States federal income taxation regardless of the source of such income. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., Form 1001 or Form 4224), unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets one of the three tests for sale treatment described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding. See Instructions 13 and 14 of the Letter of Transmittal.

     EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO WHETHER SUCH STOCKHOLDER IS SUBJECT TO OR EXEMPT FROM FEDERAL INCOME TAX WITHHOLDING.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder cannot deliver certificates for such Shares (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, such Shares may nevertheless be tendered if all of the following conditions are met:

          (a) such tender is made by or through an Eligible Institution;

          (b) the Notice of Guaranteed Delivery properly completed and duly executed, substantially in the form provided by the Company, is received by the Depositary on or prior to the Expiration Date; and

          (c) the certificates for all tendered Shares in proper form for transfer (or a confirmation of a book-entry transfer of Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the receipt by the Depositary of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     401(k) Plan Beneficiaries. If a stockholder desires to tender such stockholder's 401(k) Plan Shares pursuant to the Offer, such stockholder must instruct the trustee of the 401(k) Plan to tender such Shares by properly completing, duly executing and returning to the trustee the Instruction Form sent to such stockholder by the trustee. The trustee will aggregate all such tenders and execute the requisite number of Letters of Transmittal on behalf of all beneficiaries. DELIVERY OF A LETTER OF TRANSMITTAL BY A STOCKHOLDER OF 401(K) PLAN SHARES DOES NOT CONSTITUTE PROPER TENDER OF 401(K) PLAN SHARES. PROPER TENDER OF 401(K) PLAN SHARES CAN ONLY BE MADE BY THE TRUSTEE, WHO IS THE RECORD OWNER OF SUCH SHARES.

     If a stockholder desires to tender Shares, as well as 401(k) Plan Shares, such stockholder must properly complete and duly execute a Letter of Transmittal for such Shares and deliver such Letter of Transmittal to the Depositary as well as following the directions above for tendering 401(k) Plan Shares. The trustee can not include non-401(k) Plan Shares in its Letter(s) of Transmittal.

     Determination of Validity, Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the Purchase Price, number of Shares to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares, and the Company's interpretation of the terms of the Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Company, the Information Agent, the Depositary, or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notice.

     Tender Constitutes an Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer and a binding agreement between the tendering stockholder and the Company.

     It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person, directly or indirectly, to tender Shares for such stockholder's own account unless, at the time of the tender and at the end of the proration period, the person so tendering (a) has a net long position equal to or greater than the amount of (i) Shares tendered or (ii) other securities immediately convertible into, or exercisable or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities, and (b) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 promulgated under the Exchange Act provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as the tendering stockholder's representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and (b) the tender of such Shares complies with Rule 14e-4.

4.  WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer will be irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 midnight, New York City time, on May 21, 1997.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, the Information Agent or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice. Any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be retendered on or prior to the Expiration Date by again following any of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer, and promptly after the Expiration Date, the Company will determine a single Purchase Price that it will pay for the Shares properly tendered and not withdrawn, taking into account the number of Shares tendered and the prices specified by stockholders tendering Shares, and will (subject to the proration terms and Odd Lot tender provisions of the Offer) accept for payment (and thereby purchase) and pay for Shares validly tendered at or below the Purchase Price and not withdrawn as permitted in Section 4. Promptly following the determination of the Purchase Price, the Company will announce the Purchase Price it will pay for tendered Shares. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof) and any other required documents.

     For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to proration, Shares tendered at or below the Purchase Price and not withdrawn if, as and when the Company gives oral or written notice to the Depository of its acceptance of such Shares for payment pursuant to the Offer. Payment of Shares accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depository, which will act as agent for the tendering stockholders for the purpose of receiving payment from the Company and transmitting such payments to tendering stockholders.

     In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any such proration until approximately five trading days after the Expiration Date. Certificates for all Shares not purchased, including Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained within such Book Entry Transfer Facility by the participant who so delivered such Shares) as soon as practicable after the Expiration Date or termination of the Offer without expense to the tendering stockholder. Under no circumstances will interest be paid by the Company by reason of any delay in paying for any Shares or otherwise. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer, except if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) Shares not tendered or not accepted for purchase are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal. In such circumstances, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE
SECTION 3.

6.  CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other condition or provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered and may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered, if at any time on or after March 27, 1997 and at or before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment in any such case and regardless of the circumstances (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or regulatory or administrative agency, domestic or foreign, (i) that challenges or seeks to make illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Company, has or may have a material adverse effect on the business, financial condition, income, operations or prospects of the Company and its subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to the Company; or

          (b) any action shall have been threatened, instituted, pending or taken or approval withheld or any statute, rule, regulation, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency, domestic or foreign, that, in the sole judgment of the Company might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above; or

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of the Company, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that has or may have a material adverse effect with respect to the Company's business, operations or prospects or the trading in the Shares, (vi) any increase of 10% or more in the market price per Share, (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or (viii) any decline in either the Dow Jones Industrial Average (6884.86 at the close of business on March 26, 1997) or the Standard and Poor's Index of 500 Industrial Companies (791.14 at the close of business on March 26, 1997) by an amount in excess of 10%, measured from the close of business on March 26, 1997; or

          (d) a tender or exchange offer for some or all of the Shares (other than the Offer) or a proposal with respect to a merger, consolidation or other business combination with or involving the Company or any subsidiary shall have been proposed to be made or shall have been made by another person; or

          (e) (i) any entity, group (as that term is used in Section 13(d)(3) of the Exchange Act), or person (other than entities, groups or persons, if any, who have filed with the Securities and Exchange Commission (the "Commission") on or before March 27, 1997, a Schedule 13G or a Schedule 13D with respect to any of the Shares) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares; or

             (ii) such entity, group or person that has publicly disclosed any such beneficial ownership of more than 5% of the Shares prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Shares constituting more than 2% of the outstanding Shares or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Shares; or

             (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares; or

          (f) the Company shall have failed to obtain an amendment to its existing credit facility with The First National Bank of Chicago or established a new credit facility for the repurchase of the Shares; or

          (g) the Company determines that as a result of the Offer the number of record holders of the Company's Common Stock may fall below 350; or

          (h) any change or changes have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, condition (financial or otherwise), operations, results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of the Company, have or may have a material effect with respect to the Company and its subsidiaries taken as a whole.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company in its sole discretion, in whole or in part, at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section 6 shall be final and binding on all parties.

7.  PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are listed and principally traded over-the-counter and are reported on the NASDAQ National Market System under the symbol "ASTE." The following table sets forth for the periods indicated the high and low sales prices per Share as reported by the NASDAQ National Market System as compiled from published financial sources in each such fiscal quarter.

                                                                 COMMON STOCK
                                                              ------------------
                                                               HIGH        LOW
                                                              -------    -------
Fiscal 1997:
  First Quarter (through March 26, 1997)....................  $ 9.750    $ 8.500
Fiscal 1996:
  First Quarter.............................................  $10.625    $ 9.125
  Second Quarter............................................   11.125      8.250
  Third Quarter.............................................    9.125      8.125
  Fourth Quarter............................................    9.750      8.375
Fiscal 1995:
  First Quarter.............................................  $14.250    $11.000
  Second Quarter............................................   13.125     10.875
  Third Quarter.............................................   11.750      9.875
  Fourth Quarter............................................   12.250      9.750

     On March 26, 1997, the last full trading day prior to the announcement and commencement of the Offer, the closing sale price per Share reported on the NASDAQ National Market System was $8.875. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has never declared or paid any cash dividends. The Company is prohibited from paying dividends (other than dividends payable in shares of Common Stock) on its Common Stock under the terms of its existing Credit Agreement (as described in Paragraph 9 below).

8.  PURPOSE OF THE OFFER.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares, taking into account the significantly increased interest expense and debt amortization and financial and operating constraints associated with the borrowing required to fund the Offer. In the view of the Board of Directors, the Offer represents a significant acceleration of what would otherwise have been a continuing share repurchase program and an attractive investment and use of the Company's cash generation abilities that should benefit the Company and its shareholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase shareholder value.

     Accordingly, the Company is providing stockholders with the opportunity to determine the price or prices (not greater than $10.50 nor less than $9.50 per Share at which they are willing to sell their Shares), subject to the terms and conditions of the Offer, and without the usual transaction costs associated with market sales. In addition, the Offer may give stockholders the opportunity to sell Shares at a price greater than market prices prevailing prior to announcement and commencement of the Offer. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire. In addition, Odd Lot Owners whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their Shares in an over-the-counter transaction.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH STOCKHOLDER'S SHARES AND NEITHER HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE FULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER.

     The Company may in the future purchase Shares on the open market, in privately negotiated transactions, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4(f)(6) under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

9.  SOURCE AND AMOUNT OF FUNDS.

     The Company has an existing credit facility with The First National Bank of Chicago ("First Chicago") dated July 20, 1994, as amended (the "Credit Agreement"). The Credit Agreement is a three-year revolving unsecured credit facility for the Company and its subsidiaries in an aggregate committed amount of $22,000,000. In addition, the Company has an $8 million letter of credit from First Chicago to support industrial development bonds.

     Loans outstanding under the Credit Agreement bear interest (subject to certain potential adjustments) at a rate per annum equal to the corporate base rate (prime) less 25 basis points (.25%) or the Eurodollar rate plus 125 basis points (1.25%), at the Company's option. As of March 26, 1997, the outstanding balance under the Credit Agreement was $10,000,000.

     If the Company were to purchase 2,000,000 Shares pursuant to the Offer at a Purchase Price of $10.50 per Share (the highest price in the range of possible purchase prices), the maximum aggregate cost of the

Offer would be approximately $21,450,000 (which includes $450,000 in estimated transaction costs). In order to finance the repurchase of the Shares pursuant to the terms of this Offer, the Company has obtained a written commitment (the "Commitment Letter") from First Chicago to amend and restate the Credit Agreement to increase the size of this facility to permit additional borrowings of up to $22,000,000.

     The proposed amendment and restatement of the Credit Agreement (the "New Credit Agreement") will be entered into only if the Company, after evaluating the response to the Offer and its cash position, determines that additional borrowing contemplated by the New Credit Agreement is needed in order to fund the repurchase of the Shares. First Chicago has committed that the New Credit Agreement would be a five-year revolving unsecured credit facility for the Company and its subsidiaries in an aggregate committed amount of up to $52,000,000, comprised of the $22,000,000 in borrowing capacity under the existing Credit Agreement, the $8 million letter of credit already issued by the bank to support industrial development bonds, and up to $22,000,000 in new borrowings, if needed, to fund the repurchase of the Shares.

     Loans outstanding under the New Credit Agreement would bear interest on a sliding scale (subject to certain adjustments) with the lowest rate per annum being equal to the corporate base rate (prime) less 25 basis points (.25%) or the Eurodollar rate plus 75 basis points (.75%) at the Company's option, and the highest rate per annum being equal to the corporate base rate (prime) plus 50 basis points (.50%) or the Eurodollar rate plus 200 basis points (2.0%) at the Company's option.

     The applicable interest rate will be adjusted quarterly based on the ratio of the Company's long term debt (maturity one year or longer) to its earnings before interest, taxes, depreciation and amortization.

     By July 15, 1999, the Company would be required to reduce the commitment under the New Credit Agreement by one-third of the amount borrowed to fund the repurchase of the stock. Additional reductions of the same amount would be required in the subsequent two years.

     If the Company were to use borrowings under the New Credit Agreement, the Company would expect to repay such borrowings, depending on business and market conditions, through internally generated funds, other borrowings or a combination of the foregoing.

     The preceding summary of the Credit Agreement and the Commitment Letter is qualified in its entirety by reference to the text of the Credit Agreement and the Commitment Letter, which are filed as exhibits to the Issuer Tender Offer Statement on Schedule 13E-4 of which this Offer to Purchase forms a part. A copy of the Schedule 13E-4 may be obtained from the Commission in the manner provided in Section 11 under the heading "-- Additional Information."

10.  SHARES OUTSTANDING AND SIGNIFICANT STOCKHOLDERS; CERTAIN EFFECTS OF THE
OFFER.

     As of March 10, 1997, the Company had issued and outstanding 10,044,199 Shares. The 2,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 20% of the Shares then outstanding.

     The Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer.

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that otherwise might trade publicly and may reduce the number of stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NASDAQ National Market System, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the NASDAQ National Market System.

     The Shares are registered under the Exchange Act which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company has no reason to believe that the purchase of Shares pursuant to the Offer will result in the Shares becoming eligible for deregistration under the Exchange Act.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. Following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for purposes of the Federal Reserve Board's margin regulations.

     Shares acquired by the Company pursuant to the Offer will be authorized but unissued shares and will be available for future issuance.

11.  CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company designs, engineers, manufactures and markets equipment and components used primarily in road building and related construction activities. The company's principal road building products include: hot mix asphalt plants; material transfer vehicles and asphalt paving equipment; rock crushing plants and aggregate processing equipment; asphalt heaters; and equipment used in moving and recycling asphalt and concrete from old roads and other surfaces. The Company also manufactures trenching and excavating equipment; environmental remediation equipment and other industrial heat transfer equipment. The Company's products are used in each phase of the road building process from quarrying and crushing the aggregate to application of the road surface. All of the Company's equipment is manufactured to specifications which meet or exceed emission requirements under federal and state clean air standards. The Company holds over 65 United States and 63 foreign patents, and has been responsible for many technological and engineering innovations in the industry. The company currently manufactures over 140 different products.

     The Company markets its products both domestically and internationally. The principal purchasers of the Company's products for road building and related construction activities include highway and heavy equipment contractors, utility contractors, pipeline contractors, open mine operators, quarry operators and foreign and domestic governmental agencies. International sales represented approximately 17.3% of net sales for 1996 and included sales in Mexico, Europe, the Middle East, Asia, Canada, Africa, Australia, South America and the West Indies.

     The Company's strategy is to become the high quality, low cost producer in each of its product lines while continuing to develop innovative new products for its customers.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

     Set forth below is certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information (other than the ratio of earnings before fixed charges to fixed charges) has been derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Company's 1996 Annual Report") and other information and data contained in the Company's 1996 Annual Report. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information, incorporated by reference herein. More comprehensive financial information is included in such reports and the financial information which follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below under the caption "Additional Information."

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales...................................................  $221,413   $242,601
Net income..................................................     4,345      4,560
Net income per common share(1)..............................       .43        .45
Weighted average number of shares outstanding...............    10,047     10,072
Ratio of earnings to fixed charges(2).......................      5.02       3.77

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $ 69,884   $ 58,015
Total assets................................................   167,853    154,356
Total assets less excess of cost of assets acquired over
  book value................................................   162,568    150,290
Total indebtedness..........................................    32,548     17,924
Shareholders' equity........................................    99,393     95,901
Book value per common share(3)..............................      9.84       9.50

---------------

NOTES TO SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1) All per share data (other than book value per share) is calculated on the weighted average number of shares outstanding during the period. The potential dilutive effect from the issuance of options is not material.
(2) The ratio of earnings before fixed charges to fixed charges were computed by using the amounts for the Company, its consolidated subsidiaries and its proportionate share of losses incurred by its fifty percent owned affiliate. Earnings available for fixed charges consist of earnings before income taxes, equity in loss of fifty percent owned affiliate, amortization of capitalized interest and fixed charges. Fixed charges consist of interest expense plus that portion of rental expense deemed to be equivalent of interest and amortization of debt issue costs.
(3) Book value per common share is calculated as total shareholders' equity divided by the number of common shares outstanding, net of treasury shares, at the end of the period.

         SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

     The following summary unaudited consolidated pro forma financial information gives effect to the purchase of the Shares pursuant to the Offer based on certain assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Information and gives effect to the purchase of the Shares pursuant to the Offer as if it had occurred on January 1, 1996 with respect to the consolidated statement of income data and December 31, 1996 with respect to the consolidated balance sheet data. The summary unaudited consolidated pro forma financial information should be read in conjunction with the summary consolidated historical financial information and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

                                                                 YEAR ENDED DECEMBER 31, 1996
                                                        ----------------------------------------------
                                                                                 PRO FORMA
                                                                      --------------------------------
                                                                         ASSUMED           ASSUMED
                                                                          $10.50            $9.50
                                                                        PER SHARE         PER SHARE
                                                        HISTORICAL    PURCHASE PRICE    PURCHASE PRICE
                                                        ----------    --------------    --------------
                                                               (IN THOUSANDS, EXCEPT RATIOS AND
                                                                      PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales.............................................   $221,413        $221,413          $221,413
Net income............................................      4,345           3,289             3,384
Net income per common share...........................       0.43            0.41              0.42
Weighted average number of shares outstanding.........     10,047           8,047             8,047
Ratio of earnings to fixed charges....................       5.02            2.54              2.66

                                                                 YEAR ENDED DECEMBER 31, 1996
                                                        ----------------------------------------------
                                                                                 PRO FORMA
                                                                      --------------------------------
                                                                         ASSUMED           ASSUMED
                                                                          $10.50            $9.50
                                                                        PER SHARE         PER SHARE
                                                        HISTORICAL    PURCHASE PRICE    PURCHASE PRICE
                                                        ----------    --------------    --------------
                                                               (IN THOUSANDS, EXCEPT RATIOS AND
                                                                      PER SHARE AMOUNTS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.......................................   $ 69,884        $ 69,884          $ 69,884
Total assets..........................................    167,853         168,117           168,117
Total assets less excess of cost of assets acquired
  over book value.....................................    162,568         162,832           162,832
Total indebtedness....................................     32,548          53,998            51,998
Shareholders' equity..................................     99,393          77,217            79,312
Book value per common share...........................       9.84            9.53              9.79

---------------

NOTES TO SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

     The following assumptions regarding the Offer were made in determining the pro forma financial information:

(1) The information assumes 2,000,000 Shares are purchased at $9.50 per share and $10.50 per share with the purchase being financed under the Company's Credit Agreement bearing interest at 7.63% in fiscal 1996.
(2) Expenses directly related to the Offer are assumed to be $450,000. Of this amount, $330,000 is treated as debt issue costs and the remaining $120,000 is included as part of the cost of the Shares acquired.
(3) The ratio of earnings before fixed charges to fixed charges were computed by using the amounts for the Company, its consolidated subsidiaries and its proportionate share of losses incurred by its fifty percent owned affiliate. Earnings available for fixed charges consist of earnings before income taxes, equity in loss of fifty percent owned affiliate, amortization of capitalized interest and fixed charges. Fixed charges consist of interest expense plus that portion of rental expense deemed to be equivalent of interest and amortization of debt issue costs.
(4) Book value per common share is calculated as total stockholders' equity divided by the number of common shares outstanding, net of treasury shares, at the end of the period.
(5) All per share data (other than book value per share) is calculated on the weighted average number of shares outstanding during the period. The potential dilutive effect from the issuance of options is not material.

     Additional Information. The Company is subject to the information requirements of the Exchange Act, and in accordance therewith, files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their compensation, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission. Such material and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and (except for the Issuer Tender Offer Statement) are also available for inspection and copying at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York 10048; and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail, upon payment of the Commission's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a web site at http://www.sec.gov which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

12. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.

     Robert G. Stafford, a Director of the Company and President of Telsmith, Inc., a subsidiary of the Company, exercised a stock option to purchase 7,000 Shares of the Company on February 25, 1997, at an exercise price of $4.675 per Share. Of the 7,000 Shares purchased, Mr. Stafford sold 3,750 of the Shares on the same day through his broker at a per Share price of $8.875.

     On March 20, 1995, the Company acquired all of the issued and outstanding shares of Trace Industries, Inc., a New Mexico corporation doing business as CEI Enterprises ("CEI"), in exchange for $852,004 in cash and 87,333 shares of Company Common Stock. Prior to this acquisition, CEI was a closely held company with four shareholders including Mr. Brent England, its President. In connection with this transaction, CEI was merged into a wholly owned subsidiary of the Company with Mr. England continuing to serve as President of the successor corporation and, as such, is currently an officer of the Company. In lieu of providing registration rights to the former shareholders of CEI with respect to the shares of Company Common Stock being issued in this transaction, the Company granted each such shareholder the right to require the Company to redeem the shares at any time within two years of the closing date at a price of $12.00 per share. Mr. England received 23,333 shares of Company Common Stock in connection with this transaction and on March 3, 1997 provided notice to the Company of the exercise of his redemption right at $12.00 per share.

     Other than as set forth above, neither the Company, nor any executive officer or director of the Company, any person controlling the Company, any executive officer and director of any person controlling the Company or any associate or subsidiary of any such person (including any executive officer or director of any such subsidiary), has engaged in any transaction involving Shares during the period of forty business days prior to the date hereof.

     Neither the Company nor, to the Company's knowledge, any of its executive officers, directors or affiliates is a party to any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer with any other person with respect to Shares (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations). Except for the Offer, neither the Company nor its executive officers or directors has current plans or proposals which relate to or would result in any extraordinary corporate transaction involving the Company, such as a merger, reorganization, sale or transfer of a material amount of its assets or the assets of any of its subsidiaries, taken as a whole, any change in its present Board of Directors or management, except as disclosed in the Company's proxy statement dated March 24, 1997 with respect to the 1997 Annual Meeting of Shareholders, any material change in its present dividend policy or capitalization, any other material change in its business or corporate structure, any material change in its Restated Certificate of Incorporation or Bylaws, or any actions causing a class of its equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act, or any actions similar to any of the foregoing. In connection with this Offer, the Company does intend to increase the size of its existing credit facility with The First National Bank of Chicago and to use such additional borrowing capacity to finance the repurchase of the Shares.

13.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     The Company is not aware of any license or regulatory permit that it believes is material to the Company's business that might be adversely affected by the Company's acquisitions of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it will be required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary under currently applicable law of certain federal income tax considerations generally applicable to the Offer. The discussion set forth below is for general information only and the tax treatment described herein may vary depending upon each stockholder's particular circumstances and tax position. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, stockholders who do not hold their Shares as capital assets and stockholders who have acquired their Shares upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. The Company will not apply for a ruling from the Internal Revenue Service ("IRS") with respect to the federal income tax consequences discussed herein and, accordingly, there can be no assurance that the IRS will agree with the conclusions stated. The discussion does not consider the effect of any applicable foreign, state, local or other tax laws. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS, ANY RECENT CHANGES IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

     General. A stockholder's exchange of Shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign or other tax laws. The federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances.

     Treatment as a Sale or Exchange. Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a transfer of Shares to the Company pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Shares if the receipt of cash upon the sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Company, or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. These tests (the "Section 302 tests") are explained more fully below.

     If any of the Section 302 tests is satisfied, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer (less any portion thereof attributable to accrued but unpaid dividends which is taxable as a dividend) and the stockholder's basis in the Shares sold pursuant to the Offer. If the Shares are held as capital assets, the gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the Shares have been held for more than one year.

     Treatment as a Dividend. If none of the Section 302 tests are satisfied and, as anticipated, the Company has sufficient earnings and profits, a tendering stockholder will be treated as having received a dividend taxable as ordinary income in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer. This amount will not be reduced by the stockholder's basis in the Shares sold pursuant to the Offer, and (except as described below for corporate stockholders eligible for the dividends-received deduction) the stockholder's basis in those Shares will be added to the stockholder's basis in his or her remaining Shares. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular stockholder, and thus no assurance can be given that any particular stockholder will not be treated as having received a dividend taxable as ordinary income.

     Constructive Ownership of Stock. In determining whether any of the Section 302 tests is satisfied, a stockholder must take into account not only Shares actually owned by the stockholder, but also Shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318, a stockholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the stockholder has an interest, as well as any Shares the stockholder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

     The Section 302 Tests. One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a dividend distribution.

          (a) Substantially Disproportionate Test. The receipt of cash by a stockholder will be substantially disproportionate with respect to the stockholder if the percentage of the outstanding voting stock of the Company actually and constructively owned by the stockholder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting stock of the Company actually and constructively owned by the stockholder immediately before the exchange (treating Shares purchased to the Offer as outstanding). Stockholders should consult their tax advisors concerning the application of the substantially disproportionate test to their particular circumstances.

          (b) Complete Redemption Test. The receipt of cash by a stockholder will be a complete redemption of the stockholder's interest if either (i) all of the Shares actually and constructively owned by the stockholder is sold pursuant to the Offer, or (ii) all of the Shares actually owned by the stockholder is sold pursuant to the Offer and the stockholder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the stockholder in accordance with the procedures described in Section 302(c)(2) of the Code.

          (c) Not Essentially Equivalent To A Dividend Test. The receipt of cash by a stockholder will not be essentially equivalent to a dividend if the stockholder's exchange of Shares pursuant to the Offer results in a meaningful reduction of the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will not be essentially equivalent to a dividend will depend on the stockholder's particular facts and circumstances. However, in certain circumstances, in the case of a small minority stockholder, even a small reduction may satisfy this test. For example, the IRS has indicated in a published ruling that in the case of a small minority stockholder of a publicly held corporation who exercises no control over corporate affairs, a reduction in the stockholder's proportionate interest in the corporation from .0001118% to .0001081% (which represented only a 3.3% reduction in the stockholder's percentage ownership of outstanding shares for purposes of the substantially disproportionate test) would constitute a meaningful reduction. Stockholders expecting to rely on the "not essentially equivalent to a dividend test" should consult their own tax advisors regarding its application in their particular circumstances.

     Under certain circumstances, it may be possible for a tendering stockholder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the stockholder but that are not purchased pursuant to the Offer. Correspondingly, a stockholder may not be able to satisfy any of the
Section 302 tests because of contemporaneous acquisitions of Shares by the stockholder or by a related party whose stock is constructively owned by the stockholder. Stockholders should consult their tax advisors regarding the consequences of such sales or acquisitions in their particular circumstances.

     In the event that the Offer is oversubscribed, the Company's purchase of Shares pursuant to the Offer will be prorated. Thus, even if all the Shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, it is possible that not all of the Shares will be purchased by the Company, which in turn may affect the stockholder's ability to satisfy one of the Section 302 tests described above.

     Special Rules for Corporate Stockholders. If the exchange of Shares by a corporate stockholder does not satisfy any of the Section 302 tests and is therefore treated as a dividend, such corporate stockholder may be entitled to a dividends-received deduction equal to 70% of the dividend. There are a number of limitations on the availability of the deduction, however, and the dividends-received deduction may not be available or could be limited if, for example, the corporation does not satisfy certain holding period requirements with respect to the Shares or the Shares are treated as "debt financed portfolio stock." Finally, it is expected that if a dividends-received deduction is available, the dividend generally will constitute an extraordinary dividend under Section 1059 of the Code. As a result, a corporate stockholder will be required to reduce its tax basis in its Shares (but not below zero) by the non-taxed portion of the dividend (that is, the portion of the dividend equal to the dividends-received deduction). If the non-taxed portion of the dividend exceeds the corporate stockholder's tax basis in its Shares, the excess must be treated as gain from the sale of the Shares for the taxable year in which a sale or disposition of the Shares occurs.

     401(k) Plan. The exchange of Shares for cash by the 401(k) Plan, as instructed by participants in such plan in accordance with the terms of such plan, will not be a taxable transaction for federal income tax purposes for either the 401(k) Plan or the plan participants. A subsequent distribution in cash from the plan to a participant normally will be taxable in full as ordinary income to the participant.

     Backup Withholding. See Section 3 concerning the potential application of federal backup withholding.

     Foreign Stockholders. The Company generally will assume that a foreign stockholder will be treated as having received a dividend and will therefore withhold federal income tax at a rate equal to 30% of the gross proceeds paid to a foreign stockholder or his or her agent pursuant to the Offer, unless the Depositary determines that an exemption from or a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. A foreign stockholder with respect to whom tax has been withheld may be eligible to obtain a refund from the IRS of all or a portion of the withheld tax if the stockholder satisfies one of the Section 302 tests for capital gain treatment or is otherwise able to establish that no tax or a reduced amount of tax is due. See Section 3 for more details concerning application of the withholding tax to foreign stockholders. FOREIGN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE DISPOSITION OF SHARES PURSUANT TO THE OFFER AND THE APPLICATION OF FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION AND THE REFUND PROCEDURE.

15.  EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS.

     The Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 6 shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary, followed by a public announcement thereof no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date. There can be no assurance that the Company will exercise its right to extend the Offer for the Shares. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.

     The Company also expressly reserves the right, in its sole discretion, (a) to delay payment for any Shares not theretofore paid for or to terminate the Offer and not to accept for payment any Shares not theretofore accepted for payment, upon the occurrence of any of the conditions specified in Section 6, or
(b) at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of Shares the Company may purchase or the range of prices it may pay pursuant to the Offer. The Company confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that an issuer pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

     Any such extension, delay, termination or amendment will be followed promptly by a public announcement thereof. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) under the Exchange
Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. The Company reserves the right, in its sole discretion, to purchase additional Shares pursuant to the Offer. If (a) the Company increases or decreases the price to be paid for the Shares, or the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares or the Company decreases the number of Shares being sought and (b) the Offer for the Shares is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16.  FEES AND EXPENSES.

     Information Agent and Depositary. The Company has retained ChaseMellon Shareholder Services, L.L.C. to act as Information Agent and as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. For its services as Information Agent and Depositary, ChaseMellon Shareholder Services, L.L.C. will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the Federal securities laws. ChaseMellon Shareholder Services, L.L.C. has rendered stock transfer services to the Company in the past for which it has received customary compensation, and can be expected to continue to render similar services to the Company in the future. ChaseMellon Shareholder Services, L.L.C. has not been retained to, nor is it authorized to, make recommendations in connection with the Offer.

     The Company has also agreed to pay the reasonable fees and out-of-pocket expenses of State Street Global Advisors to serve as agent to The Bank of New York, the trustee under the Company's 401(k) Plan. In connection with the Offer, State Street Global Advisors will receive investment instructions from the 401(k) Plan participants and will communicate such instructions to The Bank of New York for tender of certain of the Shares allocated to the 401(k) Plan, subject to the terms of such plan and applicable provisions of ERISA.

     The Company will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent, the Depositary and State Street Global Advisors) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17.  MISCELLANEOUS.

     The Company will not accept tenders by or on behalf of holders of Shares in any jurisdiction, foreign or domestic, in which the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Company is not aware of any jurisdiction in which the making of the Offer or the acceptance for payment of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction where the making of the Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with such laws or seek to have such laws declared inapplicable to the Offer. If after such good faith effort the Company cannot comply with any such laws, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in any such jurisdictions. In those jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                          ASTEC INDUSTRIES, INC.

March 27, 1997

     Manually executed facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each tendering stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

         By Mail:                       By Hand:
Reorganization Department       Reorganization Department
P.O. Box 3301                   120 Broadway -- 13th
South Hackensack, NJ 07606      floor
                                New York, NY 10271

By Facsimile Transmission:        By Overnight Courier:
201-329-8936                    Reorganization Department
Confirm Receipt of Notice       120 Broadway -- 13th
of Guaranteed Delivery:         floor
201-296-4209 (or)               New York, NY 10271
201-296-4381


Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
                              450 West 33rd Street
                               New York, NY 10001

                                       or

                         CALL TOLL-FREE (888) 224-2734

                             LETTER OF TRANSMITTAL
           TO ACCOMPANY SHARES OF ASTEC INDUSTRIES, INC. COMMON STOCK (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

               THIS OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
       EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MAY 1, 1997,
                         UNLESS THE OFFER IS EXTENDED.

            TO: CHASEMELLON SHAREHOLDER SERVICES, L.L.C., DEPOSITARY

                  By Mail:                                       By Hand:
          Reorganization Department                      Reorganization Department
               P. O. Box 3301                           120 Broadway -- 13th floor
         South Hackensack, NJ 07606                         New York, NY 10271

         By Facsimile Transmission:                        By Overnight Courier:
                201-329-8936                             Reorganization Department
        Confirm Receipt of Notice of                    120 Broadway -- 13th floor
            Guaranteed Delivery:                            New York, NY 10271
       201-296-4209 (or) 201-296-4381

        Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                             ---------------------

     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN ONE OF THOSE SHOWN ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE OF THOSE LISTED ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY. DELIVERIES TO BOOK ENTRY TRANSFER FACILITIES WILL NOT CONSTITUTE VALID DELIVERY TO THIS DEPOSITARY.

     This Letter of Transmittal is to be used only if (a) certificates for Shares (as defined below) are to be forwarded with it; or (b) a tender of Shares is to be made by book-entry transfer to the account maintained by the Depositary at The Depository Trust Company ("DTC"), or the Philadelphia Depository Trust Company ("PDTC" and together with DTC the "Book-Entry Transfer Facilities") pursuant to Section 3 of the Offer to Purchase. Stockholders who desire to tender Shares pursuant to the Offer and who cannot deliver their Common Stock certificates (or who are unable to comply with the procedures for book-entry transfer on a timely basis) and all other documents required by this Letter of Transmittal to the Depositary at or before the Expiration Date (as defined in the Offer to Purchase) may tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. See Instruction 2. Delivery of documents to one of the Book-Entry Transfer Facilities does not constitute delivery to the Depositary.

---------------------------------------------------------------------------------------------------------------------
                              DESCRIPTION OF SHARES TENDERED(SEE INSTRUCTIONS 3 AND 4)
---------------------------------------------------------------------------------------------------------------------
   NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)
     (PLEASE FILL IN EXACTLY AS NAME(S) APPEAR ON                         CERTIFICATE(S) TENDERED
                    CERTIFICATES)                                    (ATTACH SIGNED LIST IF NECESSARY)
---------------------------------------------------------------------------------------------------------------------
                                                                              NUMBER OF SHARES          NUMBER
                                                           CERTIFICATE         REPRESENTED BY         OF SHARES
                                                            NUMBER(S)*        CERTIFICATE(S)*         TENDERED**
                                                       ----------------------------------------------------------

                                                       ----------------------------------------------------------

                                                       ----------------------------------------------------------

                                                       ----------------------------------------------------------

                                                       ----------------------------------------------------------
                                                           TOTAL SHARES
                                                             TENDERED
---------------------------------------------------------------------------------------------------------------------
 Indicate in this box the order (by certificate number) in which Shares are to be purchased in the event of proration. (Attach additional signed list if necessary);*** See Instruction 9.
               1ST:               ;  2ND:               ;  3RD:               ;  4TH:               ;  5TH:
---------------------------------------------------------------------------------------------------------------------
   * Need not be completed if shares are delivered by book-entry transfer.
  ** If you desire to tender fewer than all Shares evidenced by any certificates listed above, please indicate in this column the number of Shares you wish to tender. If you fail to indicate the number of Shares tendered, all
     Shares evidenced by such certificates will be deemed to have been tendered. See Instruction 4.
 *** If you do not designate an order, in the event less than all Shares tendered are purchased due to proration,
     Shares will be selected for purchase by the Depositary.
---------------------------------------------------------------------------------------------------------------------

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
    MADE TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH ONE OF THE BOOK-ENTRY TRANSFER FACILITIES AND COMPLETE THE FOLLOWING:

    Name of Tendering Institution:
   -----------------------------------------------------------------------------
    Account Number:
   -----------------------------------------------------------------------------
    Transaction Code Number:
   -----------------------------------------------------------------------------

[ ] CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED PURSUANT
    TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

    Name(s) of Registered Holder(s):
  ------------------------------------------------------------------------------
    Date of Execution of Notice of Guaranteed Delivery:
  -------------------------------------------------------------------
    Name of Institution that Guaranteed Delivery:
  --------------------------------------------------------------------------
    Window ticket number (if available):
  ------------------------------------------------------------------------------
    If Delivery if by Book-Entry Transfer, Check Box of Applicable Book-Entry Transfer Facility:
    DTC [ ]            PDTC [ ]
    Account Number:
  ------------------------------------------------------------------------------
    Transaction Code Number:
  ------------------------------------------------------------------------------

TO CHASEMELLON SHAREHOLDER SERVICES, L.L.C.:

     The undersigned hereby tenders to Astec Industries, Inc., a Tennessee corporation (the "Company"), the above-described shares of the Company's Common Stock, par value $0.20 per share (the "Shares" or the "Common Stock") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement), at the price per Share indicated in this Letter of Transmittal, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated March 27, 1997 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). Absent circumstances causing the Rights to become exercisable or separately tradeable prior to the Expiration Date (as defined in the Offer to Purchase), the tender of any Shares pursuant to the Offer will include the tender of associated Rights. Unless the context otherwise requires, all references to Shares shall include the associated Rights.

     Subject to and effective upon acceptance for payment of the Shares tendered hereby in accordance with the terms of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to or upon the order of the Company all right, title and interest in and to all Shares tendered hereby and orders the registration of such Shares if tendered by book-entry transfer that are purchased pursuant to the Offer to or upon the order of the Company and hereby irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

          (a) deliver certificates for Shares or transfer ownership of such Shares on the account books maintained by a Book-Entry Transfer Facility, together in either such case with all accompanying evidence of transfer and authenticity, to or upon the order of the Company, upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares;

          (b) present certificates for such Shares for cancellation and transfer on the Company's books; and

          (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants to the Company that:

          (a) the undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the Instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer; including the undersigned's representation and warranty that (i) the undersigned has a net long position in Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and (ii) such tender of Shares complies with Rule 14e-4;

          (b) when and to the extent the Company accepts the Shares for purchase, the Company will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim;

          (c) on request, the undersigned will execute and deliver any additional documents the Depositary or the Company deems necessary or desirable to complete the assignment, transfer and purchase of the Shares tendered hereby; and

          (d) the undersigned has read, understands and agrees with, all of the terms of the Offer.

     With respect to holders of certificates representing Shares tendered hereby, the names and addresses of the registered holders should be printed, if they are not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificate numbers, the number of Shares represented by such certificates, and the number of Shares that the undersigned wishes to tender, should be set forth in the appropriate boxes above. The price at which such Shares are being tendered should be indicated in the box below.

     The undersigned understands that, provided a minimum of 250,000 Shares are properly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share, not greater than $10.50 nor less than $9.50, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. The undersigned understands that the Company will select the lowest Purchase Price that will allow it to purchase 2,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not greater than $10.50 nor less than $9.50 per Share pursuant to the Offer. The undersigned understands that all Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms, minimum tender and odd lot tender provisions, and that the Company will return all other Shares, including Shares tendered and not withdrawn at prices greater than the Purchase Price and Shares not purchased because of proration. The undersigned understands that the Company will not pay any separate consideration for the Rights associated with such Shares.

     The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may accept for payment fewer than all of the Shares tendered hereby. In either event, the undersigned understands that certificate(s) for any Shares not tendered or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated under the "Special Payment Instructions" or "Special Delivery Instructions" below. The undersigned recognizes that the Company has no obligation, pursuant to the Special Payment Instructions, to transfer any certificate for Shares from the name of their registered holder, or to order the registration or transfer of such Shares tendered by book-entry transfer, if the Company purchases none of the Shares represented by such certificate or tendered by such book-entry transfer.

     The undersigned understands that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     The check for the aggregate Purchase Price for such of the tendered Shares as are purchased will be issued to the order of the undersigned and mailed to the address indicated above unless otherwise indicated under the Special Payment Instructions or the Special Delivery Instructions below.

     All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

                    NOTE: SIGNATURE MUST BE PROVIDED BELOW.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.
                PRICE (IN DOLLARS) PER SHARE OF COMMON STOCK AT
                WHICH SHARES OF COMMON STOCK ARE BEING TENDERED

--------------------------------------------------------------------------------

                              CHECK ONLY ONE BOX.
                        IF MORE THAN ONE BOX IS CHECKED,
                            OR IF NO BOX IS CHECKED,
              THERE IS NO PROPER TENDER OF SHARES OF COMMON STOCK.

                            SHARES TENDERED AT PRICE
                           DETERMINED BY STOCKHOLDER

--------------------------------------------------------------------------------

[ ] $9.500        [ ] $9.875        [ ] $10.250
[ ] $9.625        [ ] $10.000       [ ] $10.375
[ ] $9.750        [ ] $10.125       [ ] $10.500

--------------------------------------------------------------------------------

 IF PORTIONS OF SHARE HOLDINGS ARE BEING TENDERED AT MORE THAN ONE PRICE, USE A
            SEPARATE LETTER OF TRANSMITTAL FOR EACH PRICE SPECIFIED.
                              (SEE INSTRUCTION 5)

--------------------------------------------------------------------------------

                                    ODD LOTS
                              (SEE INSTRUCTION 8)

     To be completed ONLY if Shares are being tendered by or on behalf of a Person owning beneficially, as of the Expiration Date (as defined in Section 1 of the Offer to Purchase), an aggregate of fewer than 100 shares of Common Stock, including Shares beneficially owned by such Person in the Company's 401(k) Plan.

THE UNDERSIGNED EITHER (CHECK ONE BOX):

[ ] will be the beneficial or record owner as of the Expiration Date of an aggregate of fewer than 100 Shares of Common Stock, including Shares beneficially owned by such Person in the Company's 401(k) Plan, or

[ ] is a broker, dealer, commercial bank, trust company or other nominee that:

   (a) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and
   (b) believes, based upon representations made to it by such beneficial owners, that each such Person will be the beneficial owner as of the Expiration Date of an aggregate of fewer than 100 Shares, including Shares beneficially owned by such Person in the Company's 401(k) Plan.

In addition, the undersigned is tendering Shares either (check one box):

[ ] at the Purchase Price (defined below), as the same shall be determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share below); or

[ ] at the price per Share indicated below under "Price (in Dollars) Per Share of Common stock at Which Shares of Common Stock Are Being Tendered" in this Letter of Transmittal.

        ---------------------------------------------------------------

                          SPECIAL PAYMENT INSTRUCTIONS
                      (SEE INSTRUCTIONS 1, 4, 6, 7 AND 10)

        To be completed ONLY if certificate(s) for Shares not tendered or not purchased and/or any check for the Purchase Price of Shares purchased are to be issued in the name of someone other than the undersigned, or if Shares delivered by book-entry transfer that are not purchased are to be returned by credit to an account maintained by a Book-Entry Transfer Facility.

                    Issue  [ ] Check  [ ] Certificate(s) to:

   Name:              -------------------------------------------------------
                                 (PLEASE PRINT)

   Address:             -----------------------------------------------------

        ---------------------------------------------------------------
                               (INCLUDE ZIP CODE)

        ---------------------------------------------------------------
                             (TAX IDENTIFICATION OR
                            SOCIAL SECURITY NUMBER)

   [ ] Credit Shares tendered by book-entry transfer and not purchased to the account set forth below:

   Name of account party:               -------------------------------------

   Account number:                -------------------------------------------

   Check box of Applicable Book-Entry Transfer Facility:
                               [ ] DTC  [ ] PDTC
        ===============================================================

                         SPECIAL DELIVERY INSTRUCTIONS
                      (SEE INSTRUCTIONS 1, 4, 6, 7 AND 10)

        To be completed ONLY if certificate(s) for Shares not tendered or not purchased and/or any check for the Purchase Price of Shares purchased are to be sent to someone other than the undersigned or to the undersigned at an address other than that shown above.

                   Deliver  [ ] Check  [ ] Certificate(s) to:

   Name:              -------------------------------------------------------
                                 (PLEASE PRINT)

   Address:             -----------------------------------------------------

        ---------------------------------------------------------------
                               (INCLUDE ZIP CODE)

--------------------------------------------------------------------------------
                            STOCKHOLDER(S) SIGN HERE
                           (SEE INSTRUCTIONS 1 AND 6)

        Must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney in fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6.

   X
   --------------------------------------------------------------------------
                            SIGNATURE(S) OF OWNER(S)

   X
   --------------------------------------------------------------------------
                                 (PLEASE PRINT)

   Name(s):
   --------------------------------------------------------------------------

   Capacity (full title):
   --------------------------------------------------------------------------

   Address:
   --------------------------------------------------------------------------

   --------------------------------------------------------------------------

   Area Code and Telephone Number:
   --------------------------------------------------------------------------

   Tax ID Number or Social Security Number:
   ------------------------------------------------------------------

   Dated:
   ------------------------------------, 1997

                           GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 6)

   Authorized Signature:
   --------------------------------------------------------------------------

   Name(s):
   --------------------------------------------------------------------------
                                 (PLEASE PRINT)

   Title:
   --------------------------------------------------------------------------

   Name of Firm:
   --------------------------------------------------------------------------

   Address:
   --------------------------------------------------------------------------
                              (INCLUDING ZIP CODE)

   Area Code and Telephone Number:

   ---------------------------------------------------------------------------

   Tax ID Number or Social Security Number:
   ------------------------------------------------------------------

   Dated:
   ------------------------------------, 1997
--------------------------------------------------------------------------------

              (PLEASE COMPLETE THE FOLLOWING SUBSTITUTE FORM W-9)

     PAYER'S NAME: CHASEMELLON SHAREHOLDER SERVICES, L.L.C., AS DEPOSITARY

-------------------------------------------------------------------------------------------------------------
                                                                                          Social Security
                                                                                               Numbers
                                                                                                 or
                                                                                              Employer
 SUBSTITUTE                                       PART 1 -- PLEASE PROVIDE YOUR TIN IN
 FORM W-9                                         THE BOX AT RIGHT AND CERTIFY BY          Identification
                                                  SIGNING AND DATING BELOW                    Number(s)
                                                                                       ---------------------
                                                 ------------------------------------------------------------
                                                  PART 2 -- CERTIFICATES -- Under penalties of perjury, I
 DEPARTMENT OF THE TREASURY                       certify that:
 INTERNAL REVENUE SERVICE
                                                  (1) The number shown on this form is my correct Taxpayer
                                                  Identification Number (or I am waiting for a number to be
                                                      issued to me); and
                                                  (2) I am not subject to backup withholding because either
                                                      (a) I am exempt from backup withholding, (b) I have not
                                                      been notified by the Internal Revenue Service (the
 PAYER'S REQUEST FOR TAXPAYER                         "IRS") that I am subject to backup withholding as a
 IDENTIFICATION NUMBER ("TIN")                        result of a failure to report all interests or
                                                      dividends, or (c) the IRS has notified me that I am no
                                                      longer subject to backup withholding.
                                                 ------------------------------------------------------------
 CERTIFICATION INSTRUCTIONS -- You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such item (2).
 SIGNATURE: DATE: , 1997                                           PART 3 _______________
 NAME:
 ADDRESS:                                                          AWAITING TIN [ ]
 (CITY, STATE AND ZIP CODE)
-------------------------------------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY IN CERTAIN CIRCUMSTANCES
      RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

        YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN
        PART 3 OF SUBSTITUTE FORM W-9

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service, or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable payments made to me will be withheld.

                       Signature:                                                      Date: , 1997

    FACSIMILE COPIES OF THE LETTER OF TRANSMITTAL WILL BE ACCEPTED FROM ELIGIBLE INSTITUTIONS. THE LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY EACH TENDERING STOCKHOLDER OR HIS OR HER BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH BELOW.

                                  INSTRUCTIONS

             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.  GUARANTEE OF SIGNATURES.

     No signature guarantee is required if either:

          (a) this Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) exactly as the name of the registered holder appears on the certificate tendered with this Letter of Transmittal and payment and delivery are to be made directly to such owner unless such owner has completed either the box entitled "Special Payments Instructions" or "Special Delivery Instructions" above; or

          (b) such Shares are tendered for account of a member firm of a registered national securities exchange, a member of the Stock Transfer Association's approved medallion program (such as STAMP, SEMP or MSP) or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States (each such entity, an "Eligible Institution").

     In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal. See Instruction 6.

2. DELIVER OF LETTER OF TRANSMITTAL AND CERTIFICATES; GUARANTEED DELIVERY PROCEDURES.

     This Letter of Transmittal is to be used only if certificates are delivered with it to the Depositary (or such certificates will be delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary) or if tenders are to be made pursuant to the procedures for tender by book-entry transfer set forth in Section 3 of the Offer to Purchase. Certificates for all physically tendered Shares or confirmation of a book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility of Shares tendered electronically, together in each case with a properly and duly executed Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth in this Letter of Transmittal and must be delivered to the Depositary on or before the Expiration Date (as defined in the Offer to Purchase). Delivery of documents to one of the Book-Entry Transfer Facilities does not constitute delivery to the Depositary.

     Holders of Shares whose certificates are not immediately available or who cannot deliver certificates for their Shares and all other required documents to the Depositary before the Expiration Date, or whose Shares cannot be delivered on a timely basis pursuant to the procedures for book-entry transfer, must, in any such case, tender their Shares by or through any Eligible Institution by properly completing and by duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure, the certificate for all physically tendered Shares or book-entry confirmation, as the case may be, as well as a properly completed and duly executed Letter of Transmittal (or manually executed facsimile) and all other documents required by this Letter of Transmittal, must be received by the Depositary within three trading days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice. For Shares to be validly tendered pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery on or before the Expiration Date.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

     The Company will not accept any alternative or contingent tenders, nor will it purchase any fractional Shares, except as expressly provided in the Offer to Purchase. All tendering stockholders, by execution of this Letter of Transmittal (or a photocopy of it), waive any right to receive any notice of the acceptance of the tender.

3.  INADEQUATE SPACE.

     If the space provided in the box contained "Description of Shares of Tendered" is inadequate, the certificate numbers and/or number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4.  PARTIAL TENDERS AND UNPURCHASED SHARES.

     (Not applicable to stockholders who tender by book-entry transfer). If fewer than all of the Shares evidenced by any certificate are to be tendered, fill in the number of Shares which are to be tendered in the column entitled "Number of Shares Tendered" in the box captioned "Description of Shares Tendered." In such case, if any tendered Shares are purchased, a new certificate for the remainder of the Shares (including, any Shares not purchased) evidenced by the old certificate(s) will be issued and sent to the registered holder(s), unless otherwise specified in either the "Special Payment Instructions" or "Special Delivery Instructions" box on this Letter of Transmittal, as soon as practicable after the Expiration Date. Unless otherwise indicated, all Shares represented by the certificates listed and delivered to the Depositary will be deemed to have been tendered.

5.  INDICATION OF PRICE AT WHICH SHARES ARE BEING TENDERED.

     For Shares to be properly tendered, the stockholder MUST check the box indicating the price per share at which he or she is tendering Shares under "Price (In Dollars) Per Share of Common Stock at Which Shares of Common Stock Are Being Tendered" on this Letter of Transmittal, provided however, than an Odd Lot Owner (as defined in Instruction 8) may check the box above in the section entitled "Odd Lots" indicating that he or she is tendering all of his or her Shares at the Purchase Price. ONLY ONE BOX MAY BE CHECKED. IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO PROPER TENDER OF SHARES. A stockholder wishing to tender portions of Share holdings at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to tender each such portion of his or her Shares. The same Shares cannot be tendered (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price.

6.  SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS.

     (a) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered by this Letter of Transmittal, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

     (b) If the Shares are registered in the names of two or more joint holders, each such holder must sign this Letter of Transmittal.

     (c) If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or facsimiles of it) as there are different registrations of certificates.

     (d) When this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsement(s) or certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificate(s) for Shares not tendered or not purchased are to be issued to a person other than the registered holder(s). SIGNATURE(S) ON SUCH CERTIFICATES MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. If this Letter of Transmittal is signed by any person other than the registered holder(s) of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the certificate(s), and the signature(s) or such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

     (e) If this Letter of Transmittal or any certificate(s) or stock power(s) are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person(s) should so indicate when signing and must submit proper evidence satisfactory to the Company of their authority to so act.

7.  STOCK TRANSFER TAXES.

     Except as provided in this Instruction 7, no stock transfer tax stamps or funds to cover such stamps need accompany this Letter of Transmittal. The Company will pay or cause to be paid any stock transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however:

          (a) payment of the aggregate Purchase Price for Shares tendered hereby and accepted for purchase is to be made to any person other than the registered holder(s);

          (b) Shares not tendered or not accepted for purchase are to be registered in the name(s) of any person(s) other than the registered holder(s); or

          (c) tendered certificates are registered in the name(s) of any person(s) other than the person(s) signing the Letter of Transmittal;

     then the Depositary will deduct from the Purchase Price the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person unless satisfactory evidence of the payment of such taxes or an exemption from them is submitted.

8.  ODD LOTS.

     As described in Section 1 of the Offer to Purchase, if the Company is to purchase fewer than all Shares tendered before the Expiration Date and not withdrawn, the Shares purchased first will consist of all Shares tendered by or on behalf of stockholders ("Odd Lot Owners") who beneficially hold, as of the Expiration Date, an aggregate of fewer than 100 Shares, including Shares beneficially owned by such Person in the Company's 401(k) Plan, and who tender all such Shares at or below the Purchase Price. This preference will not be available unless the box captioned "Odd Lots" is completed.

9.  ORDER OF PURCHASE IN EVENT OF PRORATION.

     As described in Section 1 of the Offer to Purchase, stockholders may designate the order in which their Shares are to be purchased in the event of proration. If a stockholder is entitled to capital gain or loss treatment as described in Section 14 of the Offer to Purchase, the order of purchase may have an effect on the amount of any taxable gain or loss on the Shares purchased, depending on the stockholder's basis in the Shares. See Sections 1 and 14 of the Offer to Purchase.

10.  SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS.

     If certificate(s) for Shares not tendered or not purchased and/or check(s) are to be issued in the name of a person other than the signer of the Letter of Transmittal or if such certificate(s) and/or check(s) are to be sent to someone other than the person signing the Letter of Transmittal or to the signer at a different address, the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed as applicable and signatures must be guaranteed as described in Instruction 1. Stockholders tendering Shares by book-entry transfer may request that Shares not purchased be credited to such account maintained at a Book-Entry Transfer Facility as such stockholder may designate under "Special Payment Instructions." If no such instructions are given, such Shares not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated above.

11.  IRREGULARITIES.

     All questions as to the number of Shares to be accepted, the price to be paid for the Shares and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares it determines not to be in proper form or the acceptance of which or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares, and the Company's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Depositary, the Information Agent (as defined in the Offer to Purchase) or any other Person is or will be obligated to give notice to any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

12.  QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES.

     Questions and requests for assistance may be directed to, or additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from, the Information Agent at its addresses and telephone numbers set forth at the end of this Letter of Transmittal or from your broker, dealer, commercial bank or trust company.

13.  SUBSTITUTE FORM W-9 AND FORM W-8.

     Under U.S. Federal income tax law, a stockholder whose tendered Shares are accepted for payment is required to provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on the foregoing Substitute Form W-9. If the Depositary is not provided with the correct TIN, the Internal Revenue Service may subject the stockholder or other payee to a $50 penalty. In addition, payments that are made to such stockholder or other payee with respect to Shares purchased pursuant to the Offer may be subject to 31% backup withholding.

     Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit a Form W-8, signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 may be obtained from the Depositary. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

     If backup withholding applies, the Depositary is required to withhold 31% of any such payments made to the stockholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

     The box in Part 3 of the Substitute Form W-9 may be checked if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the stockholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the box in Part 3 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold 31% of all payments made prior to the time a properly certified TIN is provided to the Depositary.

     The stockholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

14.  WITHHOLDING ON FOREIGN STOCKHOLDERS.

     Even if a foreign stockholder has provided the required certification to avoid back-up withholding, the Depositary will withhold federal income tax equal to 30% of the gross proceeds payable to a foreign stockholder or his agent unless the Depositary determines than an exemption from or a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States, federal income taxation regardless of the source of such income. In order to apply for a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary a properly completed Form 1001. In order to apply for exemption from withholding on the basis that the gross proceeds are effectively connected with the conduct of a trade or business in the United States, a foreign stockholder must deliver to the Depositary a properly completed Form 4224. These forms can be obtained from the Depositary or Information Agent. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to the stockholder's address and to any submitted certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g. Form 1001 or Form 4224), unless facts and circumstances indicate that reliance is not warranted or applicable law requires some other method for determining eligibility for determining whether a reduced rate or withholding is applicable. A foreign stockholder with respect to whom tax has been withheld may be eligible to obtain a refund of all or a portion of the withheld tax if such stockholder meets one of the exceptions for capital gain or loss treatment described in Section 14 of the Offer to Purchase or is otherwise able to establish that no tax or a reduced amount of tax was due. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding. Foreign stockholders are urged to consult their tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

     By Mail:                                       By Hand:
Reorganization Department                           Reorganization Department
P.O. Box 3301                                       120 Broadway -- 13th floor
South Hackensack, NJ 07606                          New York, NY 10271

     By Facsimile Transmission:                     By Overnight Courier:
201-329-8936                                        Reorganization Department
Confirm Receipt of Notice of Guaranteed Delivery:   120 Broadway -- 13th floor
201-296-4209 (or) 201-296-4381                      New York, NY 10271

     Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                       or

                         CALL TOLL-FREE (888) 224-2734

                         NOTICE OF GUARANTEED DELIVERY
                        TO TENDER SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                           OF ASTEC INDUSTRIES, INC.

     AS SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE THIS FORM OR A FACSIMILE OF IT MUST BE USED TO ACCEPT THE OFFER (AS DEFINED BELOW) IF:

     (a) certificates for Common Stock, par value $0.20 per share (the "Shares" or "Common Stock") of Astec Industries, Inc., a Tennessee corporation (the "Company"), are not immediately available; or

     (b) the procedure for book-entry transfer cannot be completed on a timely basis; or

     (c) time will not permit the Letter of Transmittal or other required documents to reach the Depositary referred to below before the Expiration Date (as defined in Section 1 of the Offer to Purchase referred to below).

     This form or a facsimile of it, signed and properly completed may be delivered by hand or transmitted by telegram, facsimile transmission or mail, to the Depositary by the Expiration Date (as defined in the Offer to Purchase). See
Section 3 of the Offer to Purchase.

           TO: FIRST UNION NATIONAL BANK OF NORTH CAROLINA DEPOSITARY

                  By Mail:                                       By Hand:
          Reorganization Department                      Reorganization Department
                P.O. Box 3301                           120 Broadway -- 13th Floor
         South Hackensack, NJ 07606                         New York, NY 10271
         By Facsimile Transmission:                        By Overnight Courier:
               (201) 329-8936                            Reorganization Department
        Confirm Receipt of Notice of                    120 Broadway -- 13th Floor
             Guaranteed Delivery                            New York, NY 10271
               (201) 296-4209
                    (or)
               (201) 296-4381

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN ONE OF THOSE SHOWN ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE OF THOSE LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THIS FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN "ELIGIBLE INSTITUTION" UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

LADIES AND GENTLEMEN:

     The undersigned hereby tenders to Astec Industries, Inc. a Tennessee corporation, at the price per Share indicated below, net to the seller in cash, upon the terms and subject to conditions set forth in the Company's Offer to Purchase, dated March 27, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, ________ Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.
--------------------------------------------------------------------------------

                PRICE (IN DOLLARS) PER SHARE OF COMMON STOCK AT
                WHICH SHARES OF COMMON STOCK ARE BEING TENDERED
--------------------------------------------------------------------------------

              IF SHARES ARE BEING TENDERED AT MORE THAN ONE PRICE,
                USE A SEPARATE NOTICE OF GUARANTEED DELIVERY FOR
                              EACH PRICE SPECIFIED
--------------------------------------------------------------------------------

                              CHECK ONLY ONE BOX,
                 IF MORE THAN ONE BOX OR IF NO BOX IS CHECKED,
              THERE IS NO PROPER TENDER OF SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

                            SHARES TENDERED AT PRICE
                           DETERMINED BY STOCKHOLDER
--------------------------------------------------------------------------------

[ ] $9.500                    [ ] $ 9.875                   [ ] $10.250
[ ] $9.625                    [ ] $10.000                   [ ] $10.375
[ ] $9.750                    [ ] $10.125                   [ ] $10.500

--------------------------------------------------------------------------------

                                    ODD LOTS
                (SEE INSTRUCTION 8 OF THE LETTER OF TRANSMITTAL)

     To be completed ONLY if Shares are being tendered by or on behalf of a Person owning beneficially, as of the Expiration Date, an aggregate of fewer than 100 Shares, including Shares beneficially owned by such Person in the Company's 401(k) Plan.

     THE UNDERSIGNED EITHER (CHECK ONE BOX):

     [ ] was the beneficial owner as of the Expiration Date of an aggregate of fewer than 100 Shares, including Shares beneficially owned by such Person in the Company's 401(k) Plan, all of which are being tendered; or

     [ ] is a broker, dealer, commercial bank, trust company or other nominee that:

        (a) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and

        (b) believes, based upon representations made to it by such beneficial owners, that each such Person was the beneficial owner as of the Expiration Date of an aggregate of fewer than 100 Shares, including Shares beneficially owned by such Person in the Company's 401(k) Plan and is tendering all of such Shares.

        In addition, the undersigned is tendering Shares either (check one box):

     [ ] at the Purchase Price (as defined in the Offer), as the same shall be determined by the Company in accordance with the terms of the Offer (person checking this box need not indicate the price per Share above); or

     [ ] at the price per share of Common Stock indicated above under "Price (in
         Dollars) Per Share of Common Stock at Which Shares of Common Stock Are Being Tendered" on this Notice of Guaranteed Delivery.

Number of Shares:
------------------------------

Certificate Nos. (if available):

If Shares will be delivered by book-entry transfer:

Name of Tendering Institution:

Account No.

at:

[ ]  The Depository Trust Company

[ ]  Philadelphia Depository Trust Company

                 ---------------------------------------------
                                   SIGN HERE

-----------------------------------------------------  -----------------------------------------------------
                   (Signature(s))                                    (Name(s)) (Please Print)

-----------------------------------------------------  -----------------------------------------------------
                   (Signature(s))                                    (Name(s)) (Please Print)

-----------------------------------------------------  -----------------------------------------------------
                      (Address)                                    (Area Code and Telephone No.)

-----------------------------------------------------  -----------------------------------------------------
                      (Address)                                             (Zip Code)

                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, a firm which is a member of a registered national securities exchange or of the Stock Transfer Association's approved medallion program (such as STAMP, SEMP or MSP) or which is a commercial bank or trust company having an office, branch or agency in the United States, guarantees (i) that the above named person(s) own(s) the Shares tendered hereby within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended,
(ii) that such tender of Shares complies with Rule 14e-4, and (iii) to deliver to the Depositary, at one of its addresses set forth above, Share certificates evidencing the Shares tendered hereby, in proper form for transfer, or confirmation of book-entry transfer of such Shares into the Depositary's account at the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company; in each case with delivery of a Letter of Transmittal (or facsimile thereof), properly completed and duly executed and any other required documents, all within three NASDAQ trading days of the date hereof.

                                          --------------------------------------
                                                       Name of Firm

                                          --------------------------------------
                                                   Authorized Signature

                                          --------------------------------------
                                                           Name

                                          --------------------------------------
                                                          Title

                                          --------------------------------------
                                                         Address

                                          --------------------------------------
                                                         Zip Code

Dated: __________________________, 1997   --------------------------------------
                                              (Area Code and Telephone No.)

CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
450 WEST 33RD STREET
NEW YORK, NEW YORK 10001

                             ASTEC INDUSTRIES, INC.

     OFFER TO PURCHASE FOR CASH UP TO 2,000,000 SHARES OF ITS COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                  AT A PURCHASE PRICE NOT GREATER THAN $10.50
                         NOR LESS THAN $9.50 PER SHARE

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 1, 1997, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

     Astec Industries, Inc., a Tennessee corporation (the "Company"), has appointed us to act as Information Agent in connection with its offer to purchase up to 2,000,000 shares of its Common Stock, par value $0.20 per share (the "Shares" or the "Common Stock") (including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Shareholder Protection Rights Agreement), to the Company at a price, not greater than $10.50 nor less than $9.50 per Share, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated March 27, 1997, and in the related Letter of Transmittal (which together constitute the "Offer").

     Provided 250,000 Shares are properly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share, not greater than $10.50 nor less than $9.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. The Company will select the lowest Purchase Price that will allow it to buy 2,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not greater than $10.50 nor less than $9.50 per Share pursuant to the Offer. No separate consideration will be paid for the Rights. All Shares properly tendered and not withdrawn at prices at or below the Purchase Price prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the minimum tender condition, proration terms and odd lot tender provisions. See Section 1 of the Offer to Purchase.

     If, at the Expiration Date, more than 2,000,000 Shares (or such greater number of Shares as the Company elects to purchase) are properly tendered and not withdrawn at or below the Purchase Price, the Company will, upon the terms and subject to the conditions of the Offer, accept Shares for purchase first from Odd Lot Owners (as defined in Section 2 of the Offer to Purchase) whose Shares were properly tendered at or below the Purchase Price (and not withdrawn) and then on a pro rata basis from other stockholders whose Shares are properly tendered at or below the Purchase Price (and not withdrawn). See Introduction and Section 1 of the Offer to Purchase.

     THE OFFER IS CONDITIONED ON A MINIMUM 250,000 OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6 OF THE OFFER TO PURCHASE.

     For your information and forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1. Offer to Purchase, dated March 27, 1997;

          2. Letter to Clients who are holders of Common Stock which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          3. Letter to stockholders of the Company, dated March 27, 1997, from
     J. Don Brock, Chairman of the Board and Chief Executive Officer;

          4. Letter of Transmittal for your use and for the information of your clients (together with accompanying Substitute Form W-9 and guidelines);

          5. Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed on a timely basis; and

          6. Return envelope addressed to ChaseMellon Shareholder Services, L.L.C., as Depositary for the Shares.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 1, 1997, UNLESS THE OFFER IS EXTENDED.

     No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of Shares pursuant to the Offer other than fees paid to the Information Agent or the Depositary as described in Section 16 of the Offer to Purchase. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares of Common Stock held by you as a nominee or in a fiduciary capacity. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

     In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of the book-entry transfer of the tendered Shares, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

     As described in Section 3 of the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates or concurrent compliance with the procedure for book-entry transfer if such tenders are made by or through a broker or dealer which is a member firm of a registered national securities exchange, a member of the Stock Transfer Association's approved medallion program (such as STAMP, SEMP or MSP) or a commercial bank or trust company having an office, branch or agency in the United States. Certificates for Shares so tendered (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the "Book-Entry Transfer Facilities" described in Section 3 of the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal must be received by the Depositary within three NASDAQ trading days after timely receipt by the Depositary of a properly completed and duly executed Notice of Guaranteed Delivery.

     Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at its address and telephone number set forth on the back cover page of the Offer to Purchase.

     Additional copies of the enclosed material may be obtained without expense from the Information Agent, ChaseMellon Shareholder Services, L.L.C., telephone:
(212) 273-8072 (collect) or 888-224-2734 (toll-free).

                                          Very truly yours,

                                          CHASEMELLON SHAREHOLDER SERVICES,
                                            L.L.C.

Enclosures

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY OR ANY OF ITS AFFILIATES, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                             ASTEC INDUSTRIES, INC.

               OFFER TO PURCHASE FOR CASH UP TO 2,000,000 SHARES
                  OF ITS COMMON STOCK AT A PURCHASE PRICE NOT
               GREATER THAN $10.50 NOR LESS THAN $9.50 PER SHARE

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase dated March 27, 1997 and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by Astec Industries, Inc., a Tennessee corporation (the "Company"), to purchase up to 2,000,000 shares of its Common Stock, par value $.20 per share (the "Shares" or the "Common Stock") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement), to the Company at a price, not greater than $10.50 nor less than $9.50 per Share, upon the terms and subject to the conditions set forth in the Offer.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share, not greater than $10.50 nor less than $9.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for the Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. The Company will select the lowest Purchase Price that will allow it to buy 2,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not greater than $10.50 nor less than $9.50 per Share pursuant to the Offer. No separate consideration will be paid for the Rights. Subject to, among other conditions, a minimum of 250,000 Shares being properly tendered to the Company and not withdrawn, all Shares properly tendered prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price upon the terms and subject to the conditions of the Offer, including the proration terms and odd lot tender provisions described in the Offer to Purchase. The Company will return all other Shares, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration. See Section 1 of the Offer to Purchase.

     Upon the terms and subject to the conditions of the Offer, if at the Expiration Date, more than 2,000,000 Shares (or such greater number of Shares as the Company elects to purchase) are properly tendered and not withdrawn at or below the Purchase Price, the Company will accept Shares for purchase first from Odd Lot Owners (as defined in Section 2 of the Offer to Purchase) whose Shares are properly tendered at or below the Purchase Price (and not withdrawn) and then on a pro rata basis from all other stockholders whose Shares are properly tendered at or below the Purchase Price (and not withdrawn). See Introduction and Section 1 of the Offer to Purchase.

     WE ARE THE OWNER OF RECORD OF SHARES OF COMMON STOCK HELD FOR YOUR ACCOUNT. AS SUCH, WE ARE THE ONLY ONES WHO CAN TENDER YOUR SHARES OF COMMON STOCK, AND THEN ONLY PURSUANT TO YOUR INSTRUCTIONS. WE ARE SENDING YOU THE LETTER OF TRANSMITTAL FOR YOUR INFORMATION ONLY, YOU CANNOT USE IT TO TENDER SHARES OF COMMON STOCK WE HOLD FOR YOUR ACCOUNT.

     Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account on the terms and subject to the conditions of the Offer.

     We call your attention to the following:

          1. You may tender Shares at prices not greater than $10.50 nor less than $9.50 per Share, as indicated in the attached Instruction Form, net to you in cash.

          2. You may designate the priority in which your Shares shall be purchased in the event of proration.

          3. This Offer is conditioned on a minimum number of 250,000 Shares being properly tendered and not withdrawn.

          4. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on May 1, 1997, unless the Company extends the Offer.

          5. The Offer is for 2,000,000 Shares, constituting approximately 20% of the Company's outstanding Shares as of March 10, 1997.

          6. Tendering stockholders will not be obligated to pay any brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer.

          7. If you beneficially hold, as of the Expiration Date, an aggregate of fewer than 100 Shares, including any Shares beneficially owned by you in the Company's 401(k) Plan and you instruct us to tender on your behalf all such Shares at or below the Purchase price before the Expiration Date and check the box captioned "Odd Lots" in the attached Instruction Form, the Company, upon the terms and subject to the conditions of the Offer, will accept all such Shares for purchase before proration, if any, of the purchase of other Shares properly tendered at or below the Purchase Price.

          8. If you wish to tender portions of your Shares at different prices you must complete a separate Instruction Form for each price at which you wish to tender each such portion of your Shares. We must submit separate instructions on your behalf for each price you will accept.

     If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the attached Information Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the attached Instruction Form.

     YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, MAY 1, 1997, UNLESS THE COMPANY EXTENDS THE OFFER.

     As described in Section 1 of the Offer to Purchase, if at the Expiration Date more than 2,000,000 Shares (or such greater number of Shares as the Company elects to purchase) are properly tendered and not withdrawn at or below the Purchase Price, the Company will accept Shares for purchase at the Purchase price in the following order of priority:

          a. first, all Shares properly tendered at or below the Purchase Price prior to the Expiration Date and not withdrawn) by any Odd Lot Owner as defined in the offer to Purchase) who:

             i. tenders all Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

             ii. completes the section entitled Odd Lots on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          b. second, after purchase of all the foregoing Shares, all other Shares properly tendered at or below the Purchase Price, before the Expiration Date (and not withdrawn) on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares).

     The Company will not accept tenders by, or on behalf of, holders of Shares in any jurisdiction in which the acceptance of the Offer would not comply with the laws of such jurisdiction. In any jurisdiction in which the securities or Blue Sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      INSTRUCTION FORM WITH RESPECT TO THE
                             ASTEC INDUSTRIES, INC.
               OFFER TO PURCHASE FOR CASH UP TO 2,000,000 SHARES
                  OF ITS COMMON STOCK AT A PURCHASE PRICE NOT
               GREATER THAN $10.50 NOR LESS THAN $9.50 PER SHARE

     The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated March 27, 1997, and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by Astec Industries, Inc., a Tennessee corporation (the "Company"), to purchase up to 2,000,000 shares of its Common Stock, par value $.20 per share (the "Shares" or the "Common Stock") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement), by the Company at a price not greater than $10.50 nor less than $9.50 per Share, upon the terms and subject to the conditions of the Offer. No separate consideration will be paid for the Rights.

     The undersigned understands that the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share, not greater than $10.50 nor less than $9.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for the Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. The Company will select the lowest Purchase Price that will allow it to buy 2,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not greater than $10.50 nor less than $9.50 per Share pursuant to the Offer. Subject to, among other conditions, a minimum of 250,000 Shares being properly tendered to the Company and not withdrawn, all Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms and odd lot tender provisions described in the Offer to Purchase. The Company will return all other Shares, including Shares tendered at prices greater than the Purchase price and Shares not purchased because of proration. See Section 1 of the Offer to Purchase.

     The undersigned hereby instruct(s) you to tender to the Company the number of Shares indicated below held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

[ ] By checking this box, all Shares held by us for your account, including fractional Shares, will be tendered. If fewer than all Shares are to be tendered, please check the box and indicate the aggregate number of Shares to be tendered by us.

                           ---------------------- Shares*

                                      ODD LOTS
                  (SEE INSTRUCTION 8 OF THE LETTER OF TRANSMITTAL)

[ ] By checking this box, the undersigned represents that the undersigned was the beneficial or record owner on the Expiration Date (as defined in Section 1 of the Offer to Purchase), of an aggregate of fewer than 100 Shares, including any Shares beneficially owned by the undersigned in the Company's 401(k) Plan and is instructing the holder to tender all such Shares.

     In addition, the undersigned is tendered Shares either (check one box):

[ ] at the Purchase Price, as the same shall be determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share below); or

[ ] at the price per Share indicated below under Price (in Dollars) Per Share of Common Stock at which Shares of Common Stock Are Being Tendered on this Instruction Form.

---------------

* Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

--------------------------------------------------------------------------------

                PRICE (IN DOLLARS) PER SHARE OF COMMON STOCK AT
                WHICH SHARES OF COMMON STOCK ARE BEING TENDERED
--------------------------------------------------------------------------------

                      IF SHARES ARE BEING TENDERED AT MORE
                THAN ONE PRICE, USE A SEPARATE INSTRUCTION FORM
                            FOR EACH PRICE SPECIFIED
--------------------------------------------------------------------------------

                              CHECK ONLY ONE BOX.
            IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED,
              THERE IS NO PROPER TENDER OF SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

                            SHARES TENDERED AT PRICE
                           DETERMINED BY STOCKHOLDER
--------------------------------------------------------------------------------

[ ] $9.500        [ ] $10.000        [ ] $10.500
[ ] $9.625        [ ] $10.125
[ ] $9.750        [ ] $10.250
[ ] $9.875        [ ] $10.375

--------------------------------------------------------------------------------

                                 SIGNATURE BOX

Signature(s)
--------------------------------------------------------------------------------

Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 (PLEASE PRINT)

Account Number
--------------------------------------------------------------------------------

Area Code and telephone No.
--------------------------------------------------------------------------------

Taxpayer Identification or Social Security Number
--------------------------------------------------------------------------------

                                    [LOGO]

                             ASTEC INDUSTRIES, INC.

                                                                  March 27, 1997

Dear Fellow Stockholders:

     We are pleased to inform you that the Board of Directors of Astec Industries, Inc. (the "Company") has approved an offer to purchase up to 2,000,000 shares of the Company's Common Stock, representing approximately 20% of the Company's outstanding Common Stock as of March 10, 1997. This offer provides stockholders with an opportunity to sell some or all of their shares without the payment of any brokerage commissions or fees.

     Under the terms of the offer, the price paid for your shares will be between $9.50 and $10.50 per share. The Offer to Purchase is being made by means of a so-called "Dutch Auction," which permits you to select the cash price within the specified range at which you are willing to sell shares to the Company. The Company will determine the lowest single purchase price within that range that will enable it to buy 2,000,000 shares, assuming at least that many shares have been properly tendered. The Company will then pay that price for all shares properly tendered at or below that price, subject to possible proration. Any shares tendered by you which the Company does not purchase will be returned to you.

     The Board of Directors believes that the purchase of shares is consistent with our long-term goal of increasing stockholder value. The maximum aggregate cost of the Share repurchase would be approximately $21,450,000, which includes anticipated expenses of $450,000 to be incurred by the Company in connection with this offering. The Company intends to increase the size of its existing credit facility with The First National Bank of Chicago and to use such additional borrowing capacity to finance the repurchase of the Shares.

     Stockholders who own fewer than 100 shares should note that the offer represents an opportunity for them to sell their shares without having to pay brokerage commissions or odd lot discounts.

     Neither the Company nor its Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering shares. No director or executive officer of the Company intends to tender any shares under the offer.

     Unless extended by the Company, the offer will expire at 5:00 p.m., New York City time, on Thursday, May 1, 1997.

     The offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. Should you have any questions regarding the offer or need assistance in tendering your shares, please call ChaseMellon Shareholder Services, L.L.C., the Information Agent and Depositary for the offer, toll free at 1-888-224-2734.

                                          /s/ J. DON BROCK SIG

                                          J. Don Brock
                                          Chairman of the Board and
                                          Chief Executive Officer

                          IMMEDIATE ATTENTION REQUIRED

                                                                  March 27, 1997

TO: PARTICIPANTS IN THE ASTEC INDUSTRIES, INC. 401(k) RETIREMENT PLAN (THE "401(k) PLAN")

FROM:     THE BANK OF NEW YORK, TRUSTEE

RE:       INSTRUCTION CONCERNING TENDER OF SHARES ALLOCATED TO YOUR
          401(k) ACCOUNT

Dear 401(k) Plan Participant:

     Enclosed are materials that require your immediate attention. The materials describe matters directly affecting your interest in the 401(k) Plan. You may instruct The Bank of New York, as Trustee (the "Trustee") of the 401(k) Plan whether to tender shares of Astec Industries, Inc. (the "Company") allocated to your 401(k) account pursuant to the Offer.

     Read all the materials carefully. You will need to complete the enclosed pink Instruction Form and return it in the postage paid envelope provided. Your instructions to the Trustee will be confidential.

     IN ORDER FOR THE TRUSTEE OF THE 401(k) PLAN TO MAKE A TIMELY TENDER OF YOUR SHARES, YOU MUST COMPLETE AND RETURN THE ENCLOSED PINK INSTRUCTION FORM IN THE RETURN ENVELOPE SO THAT IT IS RECEIVED BY THE TRUSTEE'S AGENT NOT LATER THAN 5:00 P.M., NEW YORK CITY TIME ON MONDAY, APRIL 28, 1997 UNLESS EXTENDED. PLEASE COMPLETE AND RETURN THE PINK INSTRUCTION FORM EVEN IF YOU DECIDE NOT TO PARTICIPATE IN THE OFFER DESCRIBED BELOW. ONLY THE TRUSTEE MAY TENDER THE SHARES ALLOCATED TO YOUR ACCOUNT. DO NOT USE THE LETTER OF TRANSMITTAL TO TENDER SHARES.

     The remainder of this letter summarizes the transaction and your options under the 401(k) Plan, but you also should review carefully the Offer to Purchase and the Letter of Transmittal included with this letter.

BACKGROUND

     Astec Industries, Inc. has made a tender offer (the "Offer") to purchase up to 2,000,000 shares of its Common Stock, par value $.20 per share (the "Shares" or the "Common Stock") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement, dated December 22, 1995) at prices not greater than $10.50 nor less than $9.50 per Share. No separate consideration will be paid for the Rights. The enclosed Offer to Purchase, dated March 27, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer") set forth the objectives, terms and conditions of the Offer and are being provided to all of the Company's stockholders.

     As a participant in the 401(k) Plan, you are directly affected because the Company's Offer to Purchase extends to the approximately 53,877.25 Shares currently held by the 401(k) Plan. Only the Trustee of the 401(k) Plan can actually tender these Shares for sale. However, as a 401(k) Plan participant, you may instruct the Trustee whether or not to tender the Shares that are allocated to your 401(k) account. If you instruct the Trustee to tender these Shares, you may also specify the price or prices at which they should be tendered.

     The Trustee generally will act pursuant to your instructions. The Trustee generally will not tender Shares that are allocated to accounts of participants who fail to complete properly and return timely Instruction Forms. See the "Trustee's Legal Responsibility" section below for more information.

     To assure the confidentiality of your decision, the Trustee has retained State Street Global Advisors ("State Street") to tabulate the directions of 401(k) Plan participants set forth on the enclosed Instruction

Form. The Plan fiduciary who is responsible for monitoring compliance with these procedures is the Plan Committee, c/o McKamy Hall, Astec Industries, Inc., 4101 Jerome Avenue, P.O. Box 72787, Chattanooga, Tennessee 37407, telephone (423) 867-4210. You will note from the included envelope that your Instruction Form is to be returned to State Street.

     Proceeds received from a tender of Shares under the terms of the 401(k) Plan will be allocated to your 401(k) Plan Account and will be invested in accordance with the provisions of the 401(k) Plan, subject to the Trustee's duty under the Employee Retirement Income Security Act of 1974 as amended ("ERISA"). See the "Trustee's Legal Responsibility" section below for more information.

HOW YOU INSTRUCT THE TRUSTEE

     The details of the Offer are described in the enclosed materials, which you should review carefully. However, in broad outline, the transaction will work as follows with respect to 401(k) Plan participants.

     - The Company has offered to purchase up to 2,000,000 of its Shares, constituting approximately 20% of the Company's outstanding shares as of March 10, 1997.

     - If you want any of the Shares allocated to your 401(k) account sold on the terms and subject to the conditions of the Offer, you need to instruct the Trustee by completing the enclosed Pink Instruction Form and returning it to State Street in the return envelope enclosed.

     - You need to specify on the Instruction Form the per Share price (in multiples of $0.125), not greater than $10.50 nor less than $9.50, at which you wish to tender the Shares allocated to your 401(k) account.

     - The Offer and the proration period will expire at 5:00 p.m., New York City time, on Thursday, May 1, 1997 unless the Company extends the Offer. ACCORDINGLY, IN ORDER FOR THE TRUSTEE TO MAKE A TIMELY TENDER OF YOUR SHARES, YOU MUST COMPLETE AND RETURN THE ENCLOSED INSTRUCTION FORM IN THE RETURN ENVELOPE SO THAT IT IS RECEIVED BY STATE STREET NOT LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, APRIL 28, 1997, UNLESS EXTENDED. PLEASE COMPLETE AND RETURN THE INSTRUCTION FORM EVEN IF YOU DECIDE NOT TO PARTICIPATE IN THE OFFER.

     - After the deadline above for returning the Instruction Form to State Street, State Street will complete the tabulation of all instructions and The Bank of New York, as Trustee, may, subject to applicable provisions of ERISA, tender the appropriate number of Shares to the Company.

     - The Company will then determine the per Share purchase price, (not greater than $10.50 nor less than $9.50 per Share) (the "Purchase Price"), at which the Company may purchase up to 2,000,000 Shares.

     - Unless the Offer is voided, amended or discontinued in accordance with its terms, the Company then will buy up to 2,000,000 Shares, that were tendered at or below the Purchase Price. However, all sellers will receive the same per Share Purchase Price, even if they tendered below the Purchase Price.

     - If you instruct the Trustee as to the tender of any Shares at a price in excess of the Purchase Price as finally determined, those Shares will not be purchased, and they will remain allocated to your 401(k) account. For more information, see the Offer to Purchase, Section 1 titled "Number of Shares; Proration."

     - Finally, if there is an excess of Shares tendered over the exact number desired by the Company at the Purchase Price, Shares tendered pursuant to the Offer may be subject to proration as set forth in Section 1 of the Offer to Purchase; however, if you own fewer than 100 Shares (including both Shares held in your 401(k) account and Shares you own otherwise) as of the Expiration Date (as defined in Section 1 of the Offer to Purchase) and you tender or instruct the tender of all of your Shares at or below the Purchase Price, the Company will purchase your Shares before any proration. This preference is available only if you complete the box captioned "Odd Lots" on the Instruction Form.

     This form of transaction is commonly called a "Dutch Auction." If you do not want to sell, an option is provided for you to instruct that Shares allocated to your 401(k) account not be tendered into the Offer.

     If you desire to revoke or change your instruction to the Trustee in connection with this Offer, please provide written notice or a new Instruction Form to State Street not later than 5 p.m., New York City time, on Monday, April 28, 1997. Your notice must include your name, address, Social Security number, and the number of Shares allocated to your 401(k) account as noted an the Instruction Form. Upon receipt of your notice or new Instruction Form by State Street your previous instruction will be deemed canceled. You may instruct the re-tendering of any Shares in your account by repeating the previous instructions for directing the tendering set forth in this letter.

     INDIVIDUAL PARTICIPANTS IN THE 401(k) PLAN WILL NOT RECEIVE ANY PORTION OF THE TENDER PROCEEDS FOR SHARES HELD IN THE 401(k) PLAN. ALL SUCH PROCEEDS AND THE ASSETS WILL REMAIN IN THE 401(k) PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE 401(k) PLAN. You should consult your tax advisor concerning any long term tax consequences that might occur as a result of tendering Shares held within the 401(k) Plan. If you tender Shares and the tender is accepted, you will not experience any immediate taxable gain or losses.

CONFIDENTIALITY

     AS MENTIONED ABOVE, THE COMPANY, THE TRUSTEE AND STATE STREET WILL PROTECT THE CONFIDENTIALITY OF YOUR DECISION AS A 401(k) PLAN PARTICIPANT. UNDER NO CIRCUMSTANCES WILL YOUR DECISION BE DISCLOSED TO ANY DIRECTORS, OFFICERS, OR EMPLOYEES OF THE COMPANY EXCEPT TO A LIMITED NUMBER OF ADMINISTRATORS FOR THE SOLE PURPOSE OF ALLOCATING PROCEEDS TO YOUR 401(k) ACCOUNT IN THE EVENT THAT ALL OR A PORTION OF YOUR SHARES ARE SOLD.

TRUSTEE'S LEGAL RESPONSIBILITY

     If you affirmatively instruct the Trustee concerning your decision to tender or not tender the Shares allocated to your 401(k) Plan account, the Trustee will generally follow your instruction. Similarly, if you fail to affirmatively instruct the Trustee to tender or to not tender the Shares allocated to your 401(k) account the Trustee generally will treat this as an instruction not to tender your Shares. However, the Trustee must determine whether following your instruction or lack of instruction would comply with the terms of ERISA. Should the Trustee determine that the implementation of a participant instruction or lack of instruction would not comply with ERISA, it will ignore such instruction or lack of instruction and exercise its discretion as Trustee in lieu of such instruction or lack of instruction.

FURTHER INFORMATION

     Although the Trustee has no recommendation and cannot advise you whether to instruct the Trustee to tender or not tender 401(k) Plan Shares, its representative is prepared to answer any questions that you may have on the procedures involved in the Dutch Auction and on giving your instruction to the Trustee.

     For additional information, or if you have questions:

     - Concerning the procedure to tender 401(k) Plan Shares or for assistance in completing the Instruction Form

     - About the terms and conditions of the Offer

Please contact the information agent for the Offer, ChaseMellon Shareholder Services, L.L.C., (who is also assisting the Trustee with respect to the 401(k) Plan Shares), toll free at

                                 1-888-224-2734

     Your ability to instruct the Trustee concerning whether or not to tender Shares allocated to your account is an important part of your rights as an 401(k) Plan participant. Please consider this letter and the enclosed materials carefully and then return your Instruction Form promptly.

PROCEDURE FOR INSTRUCTING TRUSTEE

     An Instruction Form for making your direction is enclosed. You must complete and return the enclosed Instruction Form in the return envelope so that it is received by State Street Global Advisors ("State Street") not later than 5:00 p.m., New York City time, on Monday, April 28, 1997, unless the Offer is extended by the Company. PLEASE COMPLETE AND RETURN THE INSTRUCTION FORM EVEN IF YOU DECIDE NOT TO PARTICIPATE IN THE OFFER. If your Instruction Form is not received by this deadline, or if it is not fully and properly completed, the Shares allocated to your 401(k) account will not be tendered by the Trustee (except as explained under "Trustee's Legal Responsibility" in the Memorandum to you from the Trustee).

     To properly complete your Instruction Form, you must do the following:

     (1) On the face of the Instruction Form, check Box 1 or 2. CHECK ONLY ONE BOX. Make your decision which box to check as follows:

        - CHECK BOX 1 if you do not want the Shares allocated to your 401(k) account tendered for sale at any price and simply want the 401(k) Plan to continue holding Shares allocated to your account.

        - CHECK BOX 2 in all other cases and complete the table immediately below Box 2, unless you qualify for the Odd Lot preference, in which case you should disregard the remainder of this instruction (1) and refer to instruction (2) below. Specify the number of Shares that you want to tender at each price indicated. Typically, you would elect to tender Shares at a single price. However, the Instruction Form gives you the option of splitting your Shares among several prices. You must state the number of Shares to be sold at each indicated price by filling in the number of Shares on the line immediately before the price. Leave a line blank if you want no Shares tendered at that price. The total number of Shares tendered may not exceed the number of Shares allocated to your account, but may be less.

     (2) If you own fewer than 100 Shares (including both Shares held in your 401(k) account and Shares you own otherwise) as of the Expiration Date and you tender or instruct the tender of all your Shares, you should complete the box captioned "Odd Lots" if you wish to receive the Odd Lot preference. In order to receive this preference, you must check the first box in the "Odd Lots" box to represent that you qualify for the Odd Lot preference and you also must either instruct the Trustee to tender all Shares at one price (by placing an "X" next to the price at which you wish to tender all of your shares, the available prices being set forth under "Price" as part of Box 2) or check the second box in the "Odd Lots" box indicating that you do not wish to specify a purchase price, in which case all of your Shares will be tendered at the Purchase Price established by the Company. If you check this second box in the "Odd Lots" box, DO NOT SPECIFY A PURCHASE PRICE IN THE "PRICE" BOX.

     (3) Date and sign the Pink Instruction Form in the space provided.

     (4) Finally, return the enclosed Instruction Form in the return envelope so that it is received by State Street not later than 5:00 p.m., New York City time, on Monday, April 28, 1997, unless extended. Please complete and return the Instruction Form even if you decide not to participate in the Offer.

        Your instruction will be deemed irrevocable unless withdrawn by 5:00 p.m., New York City time, on Monday, April 28, 1997, unless extended. In order to make an effective withdrawal, you must submit a notice of withdrawal of your direction, which must be in writing, or submit a new Instruction Form in accordance with the previous instructions for instructing the tendering set forth in this letter, either of which must be received by State Street at the following address:

                                State Street Global Advisors
                                Southpoint Office Center
                                1700 West 82nd Street, Suite 125
                                Bloomington, Minnesota 55431-1456
                                Attn: Ms. Karla Samuelson

                             ASTEC INDUSTRIES, INC.
                                  401(K) PLAN

                                INSTRUCTION FORM

               BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY
                       THE ACCOMPANYING OFFER TO PURCHASE
                     AND THE RELATED LETTER OF TRANSMITTAL
                        AND ALL OTHER ENCLOSED MATERIALS

     I hereby instruct The Bank of New York, as Trustee of the Astec Industries, Inc. 401(k) Retirement Plan, as amended and restated on March 1, 1987 and as amended thereafter (the "401(k) Plan"), to tender to Astec Industries, Inc. (the "Company"), in accordance with the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal dated March 27, 1997, a copy of which I have received and read, the indicated number of shares of the Company's Common Stock, par value $0.20 per share (the "Shares" or the "Common Stock") (including the associated preferred stock purchase rights issued pursuant to the Shareholder Protection Rights Agreement, dated as of December 22, 1995, between the Company and the Rights Agent named therein), allocated to my 401(k) account, or to hold such Shares for my account, in either case as provided below. (CHECK ONLY ONE BOX):

[ ] 1. Please DO NOT tender. Continue to HOLD all shares allocated to my 401(k) account.

[ ] 2. Please TENDER Shares allocated to my 401(k) account as indicated below for each of the prices provided or as provided in the "Odd Lots" box below. (The total of the Shares may NOT exceed the number of Shares allocated to your account.) A blank space before a given price will be taken to mean that no Shares are to be tendered at that price. FILL IN THE TABLE BELOW ONLY IF YOU HAVE CHECKED BOX NUMBER 2.

================================================================================

                                                                      PRICE
                                                             -------------------
Number of Shares to be Tendered (The total of all Shares     ----    $9.500
  must be less than or equal to the number of Shares         ----    $10.000
  allocated to your account)                                 ----    $9.625
                                                             ----    $10.125
                                                             ----    $9.750
                                                             ----    $10.250
                                                             ----    $9.875
                                                             ----    $10.375
                                                             ----    $10.500

--------------------------------------------------------------------------------

     Check the box or boxes below only if you qualify for and wish to receive the Odd Lot preference

                                    ODD LOTS
                  (SEE INSTRUCTION 8 TO LETTER OF TRANSMITTAL)

[ ] By checking this box, I represent that I own beneficially, as of the Expiration Date (as defined in Section 1 of the Offer to Purchase), an aggregate of fewer than 100 Shares (including both Shares held in my 401(k) account and Shares that I own otherwise), and am tendering or instructing the applicable record holder(s) (in the case of Shares held in the 401(k) account, the Trustee) to tender all such Shares.

     INDICATE IN THE "PRICE" BOX ABOVE THE PRICE AT WHICH YOU WISH TO TENDER 100% OF THE SHARES IN YOUR ACCOUNT OR CHECK THE BOX BELOW TO TENDER AT THE PURCHASE PRICE ESTABLISHED BY THE COMPANY. [ ]

                                  INSTRUCTIONS

     Carefully complete the front side of this Instruction Form. Then insert today's date and sign and print your name in the spaces provided immediately below. Enclose the Instruction Form in the included postage prepaid envelope and mail it promptly. YOUR INSTRUCTION FORM MUST BE RECEIVED BY STATE STREET GLOBAL ADVISORS NOT LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON APRIL 28, 1997, UNLESS EXTENDED.

     PLEASE COMPLETE AND RETURN THE INSTRUCTION FORM EVEN IF YOU DECIDE NOT TO PARTICIPATE IN THE OFFER. Instruction Forms that are not fully and properly completed, dated, and signed, or that are received after the deadline, will be ignored, and the Shares allocated to your account will not be tendered unless otherwise required by law. Note that the Trustee must also ignore any instruction that it determines cannot be implemented without violation of the law.

Date:
                                          --------------------------------------
     ------------------- , 1997           Your signature (Please sign your name
                                          as it appears below)

                                          --------------------------------------
                                          (Please print your name)

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.--Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

------------------------------------------------------------
                                         GIVE THE
                                         SOCIAL SECURITY
              FOR THIS TYPE OF ACCOUNT:  NUMBER OF--
------------------------------------------------------------
 1.  An individual's account             The individual
 2.  Two or more individuals (joint      The actual owner of
     account)                            the account or, if
                                         combined funds, any
                                         one of the
                                         individuals(1)
 3.  Husband and wife (joint account)    The actual owner of
                                         the account or, if
                                         joint funds, either
                                         person(1)
 4.  Custodian account of a minor        The minor(2)
     (Uniform Gift to Minors Act)
 5.  Adult and minor (joint account)     The adult or, if
                                         the minor is the
                                         only contributor,
                                         the minor(1)
 6.  Account in the name of guardian or  The ward, minor, or
     committee for a designated ward,    incompetent
     minor, or incompetent person        person(3)
 7.  a. The usual revocable savings      The grantor-
        trust account (grantor is also   trustee(1)
        trustee)
     b. So-called trust account that is  The actual owner(1)
        not a legal or valid trust
        under State law
 8.  Sole proprietorship account         The Owner(4)
------------------------------------------------------------
                                         GIVE THE EMPLOYER
              FOR THIS TYPE OF ACCOUNT:  IDENTIFICATION
                                         NUMBER OF--
------------------------------------------------------------
 9.  A valid trust, estate, or pension   Legal entity (Do
     trust                               not furnish the
                                         identifying number
                                         of the personal
                                         representative or
                                         trustee unless the
                                         legal entity itself
                                         is not designated
                                         in the account
                                         title.)(5)
10.  Corporate account                   The corporation
11.  Religious, charitable, or           The organization
     educational organization account
12.  Partnership account held in the     The partnership
     name of the business
13.  Association, club, or other tax-    The organization
     exempt organization
14.  A broker or registered nominee      The broker or
                                         nominee
15.  Account with the Department of      The public entity
     Agriculture in the name of a
     public entity (such as a State or
     local government, school district,
     or prison) that receives
     agricultural program payments
------------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER OF SUBSTITUTE FORM W-9

                                     PAGE 2

OBTAINING A NUMBER

    If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

  - A corporation.
  - A financial institution.
  - An organization exempt from tax under section 501(a), or an individual retirement plan.
  - The United States or any agency or instrumentality thereof.
  - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
  - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
  - An international organization or any agency, or instrumentality thereof.
  - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
  - A real estate investment trust.
  - A common trust fund operated by a bank under section 584(a).
  - An exempt, charitable remainder trust, or a nonexempt trust described in section 4947(a)(1).
  - An entity registered at all times under the Investment Company Act of 1940.
  - A foreign central bank of issue.
    Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
  - Payments to non-resident aliens subject to withholding under section 1441.
  - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
  - Payments of patronage dividends not paid in money.
  - Payments made by certain foreign organizations.
  - Payments made to a nominee.
    Payments of interest not generally subject to backup withholding include the following:
  - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
  - Payments of tax-exempt interest (including exempt-interest dividends under section 852).
  - Payments described in section 6049(b)(5) to non-resident aliens.
  - Payments on tax-free covenant bonds under section 1451.
  - Payments made by certain foreign organizations.
  - Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

  Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041(a), 6045, and 6050A.

PRIVACY ACT NOTICE. -- Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES
(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. -- If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS. -- If you fail to include any portion of an includable payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an under-payment attributable to that failure unless there is clear and convincing evidence to the contrary.
(3) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(4) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. -- Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

                ASTEC INDUSTRIES, INC. ANNOUNCES "DUTCH AUCTION"
                  SELF-TENDER OFFER FOR UP TO 2,000,000 SHARES
                             ---------------------

     CHATTANOOGA, TENNESSEE, MARCH 27, 1997. Astec Industries, Inc. (NASDAQ:
ASTE) announced today that its Board of Directors has authorized a "Dutch Auction" self-tender offer for up to 2,000,000 shares of the Company's Common Stock. The tender price range will be from $9.50 up to $10.50 per share. The offer will commence on Thursday, March 27, 1997, and expire at 5:00 p.m., New York City time on Thursday, May 1, 1997, unless otherwise extended.

     The Company indicated that if it were to purchase 2,000,000 shares pursuant to the offer at a purchase price of $10.50 per share (the highest price in the range of possible purchase prices), the maximum aggregate cost of the offer, including expenses, would be approximately $21.45 million. In order to finance the repurchase of the stock, the Company has a written commitment from its bank, The First National Bank of Chicago, to amend and restate its existing credit facility to allow for additional borrowing of up to $22 million, if necessary.

     Under the terms of the Dutch Auction offer, Astec stockholders will be given the opportunity to specify prices within the Company's stated price range at which they are willing to tender their shares. Upon receipt of the tenders, Astec will determine a single per share price that will enable it to purchase up to the stated amount of shares from those stockholders who agreed to sell at or below the Company-selected purchase price. If more than 2,000,000 shares are tendered at or below the purchase price, there will be a proration. The offer will be subject to other various terms and conditions, which are described more fully in the Offer to Purchase and Letter of Transmittal, which will be distributed to stockholders this week.

     On Wednesday, March 26, 1997, the last full trading day on the NASDAQ National Market prior to the announcement and commencement of the tender offer, the closing sale price per share was $8.875. As of March 10, 1997, the Company had 10,044,199 shares of Common Stock issued and outstanding.

     "We believe that the purchase of Astec shares is consistent with our long-term goal of increasing shareholder value and that our stock is an attractive investment at this time," said Dr. J. Don Brock, Chairman of the Board and President of Astec.

     None of the Company's executive officers and board members plan to sell any shares pursuant to the offer.

     Participants in the offer will avoid the transaction costs typically associated with market sales. Astec is making no recommendation to its stockholders regarding their participation in this tender offer. ChaseMellon Shareholder Services, L.L.C. will be the Depositary for the offer and will also serve as the Information Agent. Inquiries and comments should be directed to Astec in care of ChaseMellon Shareholder Services, L.L.C. at (888) 224-2734, which is a toll-free number.

     Astec Industries, Inc. designs, engineers, manufactures and markets equipment and components used primarily in road building and related construction activities. The Company's principal road building products include: hot mix asphalt plants; material transfer vehicles and asphalt paving equipment; rock crushing plants and aggregate processing equipment; asphalt heaters; and equipment used in moving and recycling asphalt and concrete from old roads and other surfaces. The Company also manufactures trenching and excavating equipment; environmental remediation equipment and other industrial heat-transfer equipment. The Company's products are used in each phase of the road building process from quarrying and crushing the aggregate to application of the road surface.

                       [LETTERHEAD - FIRST CHICAGO BANK]




                                                March 25, 1997


Astec Industries, Inc.
4101 Jerome Avenue
Chattanooga, Tennessee 37407
Attention: McKamy Hall

        Re:  Commitment Letter

Dear McKamy:

        Astec Industries, Inc., a Tennessee corporation (the "Borrower"), has requested an amendment and restatement of the Credit Agreement between the Borrower and The First National Bank of Chicago ("First Chicago"), dated as of July 20, 1994, as amended, to increase the revolving credit facility (the "Facility") by up to $30,000,000 over the existing total credit of $22,000,000 (the "Credit Increase"), for a total revolving credit commitment of up to $52,000,000 (the "Aggregate Commitment"). The Credit Increase would be available, if necessary, to fund a repurchase of up to $22,000,000 of stock of the Borrower (the "Stock Repurchase") and it would include the letter of credit previously issued by First Chicago in favor of Trencor, Inc., a subsidiary of the Borrower, pursuant to a Letter of Credit Agreement dated as of April 1, 1994 (which would be considered usage under the Aggregate Commitment), in addition to funding working capital needs.

        First Chicago is pleased to offer to act as administrative agent (the "Agent") under the Facility and to commit to make loans to the Borrower up to the amount of the Aggregate Commitment on the terms and subject to the conditions set forth herein and in the term sheet attached hereto (the "Term Sheet").

        The Agent intends, and reserves the right, to syndicate the Facility to a group of lenders (collectively, including the Agent, the "Lenders") selected by First Chicago Capital Markets, Inc. ("FCCM"), and acceptable to the Borrower, which acceptance will not be unreasonably withheld. FCCM will act as arranger (the "Arranger") and will manage all aspects of the syndication including, without limitation, the timing of all offers to potential lenders, the acceptance of commitments and the amounts accepted. Without limiting the foregoing, upon the Arranger's acceptance of any such commitment from a Lender, and upon execution of an assignment agreement or the Credit Agreement (as hereafter defined) by such Lender, the Agent shall be relieved of its commitment to fund such amount. The Borrower agrees to participate actively in the preparation of an information package regarding the operations and prospects of the Borrower and the presentation of the information to prospective lenders.

        The obligation of the Agent to make loans under the Facility is subject to the following: (i) the preparation, execution and delivery of an amended and restated credit agreement ("Credit Agreement") and other loan documents (collectively, together with the Credit Agreement, the "Loan Documents") mutually acceptable to the Borrower and the Lenders incorporating, without limitation, substantially the terms and conditions outlined herein and in the Term Sheet; and (ii) the Agent's determination that there is no material adverse change in the business, condition (financial or otherwise), operations, performance, properties, or prospects of the Borrower or any of its material subsidiaries since December 31, 1996.

        The Borrower hereby agrees to reimburse the Agent and the Arranger for all out-of-pocket expenses (including the reasonable fees, time charges and expenses of attorneys for the Agent and the Arranger in an amount not to exceed $25,000, which attorneys may be employees of the Agent or the Arranger) incurred in connection with the preparation, negotiation, execution, syndication and enforcement of this commitment letter, the fee letter of even date herewith between the Borrower, the Agent and the Arranger (the "Fee Letter"), the Loan Documents and any other documentation contemplated hereby or thereby.

        The Borrower hereby further agrees to indemnify and hold harmless the Agent, the Arranger, the Lenders and their respective officers, employees, agents and directors (each an "indemnified party") against any and all losses, claims, damages, costs, expenses (including the reasonable fees, time charges and expenses of attorneys for the indemnified parties, which attorneys may be employees of the indemnified parties) or liabilities of every kind whatsoever (collectively, the "Indemnified Obligations") to which each of the indemnified parties may become subject in connection in any way with the transaction which is the subject of this commitment letter, including, without limitation, expenses incurred in connection with investigating or defending against any liability or action (whether or not such indemnified party is a party thereto).

        The Borrower's obligations under the immediately preceding two paragraphs shall continue and are and shall remain absolute obligations of the Borrower, unless and until superseded by the indemnity provisions of definitive Loan Documents, whether or not Loan Documents are executed or any loan is made by the Agent or any conditions of lending are met. The obligations of the Agent and the Arranger under this commitment letter shall be enforceable solely by the Borrower and may not be relied upon by any other person. Neither the Agent nor the Arranger shall be liable under this commitment letter or any Loan Document or in respect of any act, omission or event relating to the transaction contemplated hereby or thereby, on any theory of liability, for any special, indirect, consequential or punitive damages.

        This commitment letter, the Fee Letter and the Term Sheet are for the Borrower's confidential use only and may not be disclosed by it to any person other than its shareholders, directors, employees, attorneys and financial advisors (but not commercial lenders), and then only in connection with the proposed transaction, except where (in the Borrower's judgment) disclosure is required by law or where the Agent or the Arranger consents to the proposed disclosure, which consent shall not be unreasonably withheld. Officers, directors, employees and agents of each of the Arranger and the Agent shall at all times have the right to share information received from the Borrower and its affiliates and their respective officers, directors, employees and agents.

        Please indicate the Borrower's acceptance of the commitment herein contained in the space indicated below and return a copy of this commitment letter so executed to the Arranger. The Borrower agrees to pay the Agent and the Arranger the fees described in the Fee Letter at the times and under the circumstances described therein. This commitment will expire at 5 p.m. (Chicago time) on March 31, 1997, unless on or prior to such time the Arranger shall have received a copy of this commitment letter executed by the Borrower. Notwithstanding timely acceptance of this commitment letter pursuant to the preceding sentence, the commitment herein contained will automatically terminate unless definitive Loan Documents are executed on or before May 15, 1997.

        This commitment letter, the Fee Letter and the Term Sheet supersede any and all prior versions hereof or thereof. This commitment letter may only be amended by a writing signed by all parties thereto. The parties acknowledge that the Borrower's request for the Credit Increase is contingent upon the extent to which, if any, the Borrower proceeds with the Stock Repurchase. If the Borrower does not proceed with the Stock Repurchase or if the Borrower's cash position makes it unnecessary to borrow funds in connection with the Stock Repurchase, then the Borrower shall be under no obligation to close on the

Facility in which case the Borrower shall have no obligation to the Agent, Arranger or Lenders for the Arrangement Fee or the Annual Agency Fee described in the Fee Letter. Notwithstanding the foregoing, the Borrower shall be obligated to pay all other out-of-pocket costs and expenses described above, including attorneys' fees and expenses, whether or not the Facility closes.

     IF THIS COMMITMENT LETTER, THE TERM SHEET, THE FEE LETTER OR ANY ACT, OMISSION OR EVENT HEREUNDER OR THEREUNDER BECOMES THE SUBJECT OF A DISPUTE, THE BORROWER, THE AGENT AND THE ARRANGER EACH HEREBY WAIVE TRIAL BY JURY. THIS COMMITMENT LETTER SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.


                                       Sincerely,

                                       THE FIRST NATIONAL BANK OF
                                       CHICAGO, individually and as Agent


                                       By: /s/ DAVID J. MCNEELA
                                       ------------------------------
                                       Title: Authorized Agent


                                       FIRST CHICAGO CAPITAL MARKETS,
                                       INC. as Arranger


                                       By: /s/ DAVID J. MCNEELA
                                       ------------------------------
                                       Title: Vice President

ACCEPTED AND AGREED TO:

ASTEC INDUSTRIES, INC.


BY: /s/ Richard W. Bethea, Jr.
------------------------------
Title: Vice President
and Counsel
Date:  March 25, 1997

                                   TERM SHEET

                             ASTEC INDUSTRIES, INC.

                                 March 25, 1997

        This Term Sheet is delivered with a commitment letter of even date herewith (the "Commitment Letter") from The First National Bank of Chicago ("First Chicago") and First Chicago Capital Markets, Inc. ("FCCM") to the Company (as hereafter defined). Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to such terms in the Commitment Letter.

                                 GENERAL TERMS

Borrower:       Astec Industries, Inc., a Tennessee corporation (the "Company").

Guarantors:     All subsidiaries of the Company including all guarantors under the Existing Credit Agreement (as hereafter defined).

Transaction:    The Company proposes to amend and restate the Existing Credit
                Agreement to allow additional borrowings for the Stock
                Repurchase (as hereafter defined) if necessary and for general working capital.

Aggregate       Up to $52,000,000 comprised of revolving credit loans (with
Amount:         letter of credit and swingline sublimits) as described below.

Administrative  First Chicago (the "Agent").
Agent:

Arranger:       FCCM (the "Arranger").

Lenders: A group of lenders selected by the Arranger (collectively, together with the Agent in its capacity as lender, the "Lenders").

Syndication     The Arranger will, in consultation with the Company, manage
Management:     all aspects of the syndication including, without limitation, the timing of offers to potential Lenders, the amounts offered to potential Lenders, the acceptance of commitments, and the compensation provided. Without limiting the foregoing, upon the Arranger's acceptance of any such commitment from a Lender, and execution of an assignment agreement or the Credit
                Agreement

                 (as hereafter defined) by such Lender, the Agent shall be relieved of its commitment to fund such amount.

Allocation:      The Arranger shall, in its sole discretion, allocate the
Ratable Share:   commitments received from the Lenders.  The Lenders will
                 share ratably in the facility based on the commitment allocation.


                                  THE FACILITY

Type:            Five year reducing revolving credit facility.

Amount:          Up to $52,000,000 (the "Commitment").

Swingline:       A $5,000,000 swingline sublimit against the Commitment to
                 provide short term working capital needs, priced at ABR plus the Applicable Margin (as such terms are hereafter defined).

Purpose: To finance the repurchase of up to $22,000,000 of the Company's stock ("Stock Repurchase") under an amendment and restatement of the Credit Agreement between the Company and First Chicago dated as of July 20, 1994, as amended ("Existing Credit Agreement"), and for working capital purposes.

Maturity:        Final maturity shall be 5 years from the closing date.

Annual           Outstanding principal balance of loans shall be reduced for
Cleandown:       30 consecutive days during each 12 month period during the term of the Commitment to an amount not to exceed the following amounts:

                                   Amount                        Period

                 $10,000,000 plus 100% of Stock Repurchase     6/1/97 - 5/31/99
                 $10,000,000 plus 66 2/3% of Stock Repurchase  6/1/99 - 5/31/00
                 $10,000,000 plus 33 1/3% of Stock Repurchase  6/1/00 - 5/31/01
                                  $75,500,000                  6/1/01 - 5/31/02

Commitment       The Commitment shall be permanently reduced by the following
Reductions:      amounts on the following dates:

                             Reduction Amount            Reduction Date
                       33-1/3% of Stock Repurchase       July 15, 1999
                       33-1/3% of Stock Repurchase       July 15, 2000
                       33-1/3% of Stock Repurchase       July 15, 2001

Letters of Credit:     A $15,000,000 sublimit for standby and direct pay letters
                       of credit ("Letter of Credit"), subject to availability under the Commitment. No Letter of Credit shall be issued with an expiration date which exceeds the maturity date or is more than one year after the date of its issuance.
                       Outstanding Letters of Credit will constitute usage under the Commitment. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to have automatically and unconditionally purchased and received from the Agent an undivided interest and participation in and to such Letter of Credit, the obligations of the Company in respect thereof, and the liability of the Agent thereunder, in an amount equal to the face amount of such Letter of Credit multiplied by such Lender's percentage of the Commitment. The existing letter of credit issued by First Chicago in favor of Trencor, Inc., a subsidiary of the Company, pursuant to a Letter of Credit Agreement dated as of April 1, 1994, shall constitute usage under the Commitment and be deemed a Letter of Credit under this letter of Credit subfacility.


                                 INTEREST RATES

At the Company's Option:

     ABR or Eurodollar Rate plus Applicable Margin determined on the basis of the following grid:

                                                   Applicable Margin
                                                     for Eurodollar             Applicable
                Debt/EBITDA                               Rate                Margin for ABR
                -----------                              ------               --------------
                at or below 1.5                    75 basis points            -25 basis points
                above 1.5 but at or below 2.0      100                        -25
                above 2.0 but at or below 2.5      125                        -25
                above 2.5 but at or below 3.0      150                          0
                above 3.0 but at or below 3.5*     175                         25
                above 3.5*                         200                         50


                The Applicable Margin shall be adjusted (upward or downward) effective ten days after the Agent has received the Company's quarterly financial statements required to be delivered under the Credit Agreement. "Debt/EBITDA" shall mean the "Debt/EBITDA Ratio" described in "Covenants" below.

GENERAL         Eurodollar Rate interest periods shall be one, two, three or six
PROVISIONS      months. Interest on ABR loans shall be payable on the 1st day
RELATING TO     each quarter and upon any prepayment (whether due to
INTEREST RATES: acceleration or otherwise) and at final maturity. Interest or
                Eurodollar Rate loans shall be payable in arrears on the last day of each interest period and, in the case of an interest period longer than three months, quarterly, upon any prepayment
                (whether due to acceleration or otherwise) and at final maturity. Interest on all loans and fees shall be calculated for actual days elapsed on the basis of a 360-day year. The Credit
                Agreement will include customary provisions relating to funding indemnification, yield protection, availability, illegality and capital adequacy. After default, the interest rate will be equal to ABR plus the Applicable Margin, if any, plus 2% per annum.


DEFINITIONS     The following terms shall have the meanings set forth below:
RELATING TO
INTEREST RATES:

                "ABR" means a fluctuating rate of interest equal to the higher of (a) CBR and (b) the Federal Funds Effective Rate most recently determined by the Agent plus 1/2% per annum.

---------------
                    *During those periods when such levels are permissible
                under the "Debt/EBITDA Ratio" covenant.

                       "CBR" means the corporate base rate of interest announced by the Agent from time to time, changing when and as said corporate base rate changes.

                       "Eurodollar Rate" means the rate at which the Agent offers to place deposits in U.S. dollars with first-class banks in the London interbank market at 11:00 a.m. (London time) two business days prior to the borrowing date in the approximate amount of, and for a maturity corresponding to, the Agent's (in its capacity as a Lender) portion of the loan, adjusted for Federal Reserve Board reserve requirements.

                       "Federal Funds Effective Rate" means, for any period, a fluctuating rate of interest equal for each day during such period to (a) the weighted average of the rates on overnight Federal Funds transaction with members of the Federal Reserve System arranged by Federal Funds brokers, as published for such day by the Federal Reserve Bank of New York or (b) if such rate is not so published for any day the average of the quotations for such day on such transactions received by the Agent from three Federal Funds brokers of recognized standing selected by it:

                                      FEES

     The Company will pay the following fees:

COMMITMENT FEE:        A commitment fee will be payable on the undrawn/unused
                       part of the Commitment quarterly in arrears to the Agent for the ratable benefit of the Lenders from the closing date until termination of the Commitment based upon the following grid:

                          Debt/EBITDA                      Commitment Fee
                          -----------                      --------------
                          at or below 2.5                  25 basis points
                          above 2.5 but at or below 3.5    37.5
                          above 3.5                        50

                       For the purpose of computing the commitment fee, swingline loans will not be considered usage.

LETTER OF              A fee equal to the Applicable Margin for the Eurodollar
CREDIT FEES:           Rate will be payable on the face amount of each Letter of
                       Credit quarterly in arrears to the Agent for the ratable benefit of the Lenders. Fronting fees and issuing fees, if any, will be payable as agreed to between the Company and the Agent.

AGENT AND       Such fees payable to the Arranger and Agent as are specified
OTHER FEES:     in the fee letter between the Agent and the Borrower.

                     PREPAYMENTS AND COMMITMENT REDUCTIONS

MANDATORY       The following mandatory commitment reductions shall be made:
REDUCTIONS:

                SALE OF ASSETS: Upon the sale, transfer or other disposition of any material asset of the Company or any of its subsidiaries (other than the sale of inventory in the ordinary course of business) which is permitted by the terms of the Loan Documents, the Company shall make a mandatory reduction of the Commitment in an amount equal to 100% of the net proceeds realized from such sale, transfer or other disposition.

                SALE OF STOCK/DEBT: Upon the sale of any common stock, preferred stock, warrant or other equity, or upon the receipt of proceeds from the issuance of any indebtedness, the Company shall make a mandatory reduction of the Commitment in an amount equal to (i) 50% with respect to equity, and (ii) 100% with respect to debt, of the net proceeds so realized or so received from such sale or issuance.

VOLUNTARY       The Commitment may be permanently reduced by the Company in
COMMITMENT      multiples of $100,000 upon one business days' prior written
REDUCTIONS:     notice.

VOLUNTARY       Loans bearing interest based on the ABR may be prepaid at any
PREPAYMENTS:    time without penalty on one business days' prior written notice in a minimum amount of $100,000. The Company shall compensate the Lenders for any funding losses and loss of profits incurred as a result of any prepayment of a loan bearing interest based on the Eurodollar Rate prior to the last day of the applicable interest period. If the Company borrows at the Eurodollar Rate prior to the completion of the syndication (which shall not extend beyond six months from the closing), the Company shall be responsible for any funding losses and lost profits resulting from Lenders purchasing interests in loans outstanding under the Commitment prior to the end of an interest period.


                             CONDITIONS TO LENDING

        The Commitment shall be evidenced by a credit agreement ("Credit Agreement") and other documents ("Loan Documents") in form and substance acceptable to the Lenders. The Credit

Agreement shall include, without limitation, conditions precedent, representations and warranties, covenants, events of default, indemnification (of Agent, Arranger and Lenders) and other provisions customary for such financings.


                              CONDITIONS PRECEDENT

     Customary conditions to each loan (including in addition to conditions similar to the Existing Credit Agreement, absence of default or unmatured default, absence of material litigation and lack of material adverse change from the Company's financial condition and operations as reflected on the Company's consolidated financial statements as of December 31, 1996 previously delivered to Agent). Additional conditions precedent to initial loan will include, without limitation:

INITIAL FUNDING:   Initial funding shall occur no later than May 20, 1997.

LEGAL MATTERS:     All legal (including tax implications) and regulatory matters shall be satisfactory to the Agent.


REGULATIONS:       Compliance with all applicable requirements of Regulations U,
                   G, T and X of the Board of Governors of the Federal Reserve
                   System.

STOCK              The Stock Repurchase documentation shall have been delivered
REPURCHASE:        to the Agent.


NO Default;        No default or unmatured default shall exist on the funding
NO MAC:            date and no material adverse change in the business,
                   condition (financial or otherwise), operations, performance, properties or prospects of the Company or any obligor or guarantor since December 31, 1996, shall have occurred.

SOLVENCY           Certificate from the Chief Accounting Officer certifying that
CERTIFICATE:       the Company will be solvent following the Stock Repurchase.


CUSTOMARY          Receipt of other customary closing documentation including
DOCUMENTS:         without limitation, legal opinions of the Company's counsel reasonably acceptable to the Agent.


                         REPRESENTATIONS AND WARRANTIES

     The Credit Agreement will contain representations and warranties similar to the Existing Credit Agreement and additional customary representations and warranties, including, without limitation, absence of material adverse change, absence of material litigation, absence of default or unmatured default, continued accuracy of representations regarding environmental issues, compliance with all material requirements of laws and contracts and compliance with regulations U, G, T and X.

                                   COVENANTS

     The Credit Agreement will contain covenants similar to the Existing Credit Agreement and additional customary negative, affirmative and financial covenants, including, without limitation, financial reporting, maintenance of property and insurance, payment of taxes, sale of assets, restriction on liens, restricted payments, sale and leaseback transactions, consolidations and mergers, restrictions on investments, restrictions on guaranties (except those permitted in connection with the Existing Credit Agreement) and indebtedness, ERISA matters and transactions with affiliates. The Credit Agreement will contain a covenant providing that the covenants of any future financing transaction permitted by the Credit Agreement involving any subsidiary of the Company will be no more favorable to the lenders thereunder than the covenants in the Credit Agreement. The Credit Agreement will also contain the following financial covenants:

Investments in          Limitation on additional equity investments in Astec
Astec Financial:        Financial to $5,000,000.

Minimum Tangible        The Company will maintain a minimum Consolidated
Net Worth:              Tangible Net Worth of not less than $90,000,000, less
                        the amount of the Stock Repurchase, plus fifty percent
                        (50%) of Cumulative Consolidated Net Income subsequent to December 31, 1996, plus the amount of proceeds from any stock issuance, at all times.

Interest                The Company will not, as at the last day of any fiscal
Coverage Ratio:         quarter, permit the ratio of (i) net income (excluding
                        unusual gains or losses), PLUS income tax expense PLUS interest expense, to (ii) interest expense, in each case for the preceding four (4) fiscal quarters
                        (including the quarter in which the determination date falls), to be less than 2.50 to 1.0.

Debt to                 The Company will not, as of the last day of any fiscal
EBITDA Ratio:           quarter during the following periods, permit the ratio
                        of (i) its Consolidated Funded Debt to (ii) its
                        EBITDA, in the trailing four (4) fiscal quarters
                        (including the quarter in which the determination date falls), to be greater than the following amounts:

                        DEBT/EBITDA     PERIOD
                        -----------     ------

                        4.0:1.0         4/1/97 - 6/30/99
                        3.5:1.0         7/1/99 - 6/30/00
                        3.0:1.0         7/1/00 and thereafter

        Capitalized terms defined above shall have substantially the same meanings as set forth in the Existing Credit Agreement. "EBITDA" shall mean the sum of net income plus income tax expense, minus equity in net income of affiliates, plus interest expense, plus depreciation expense, plus other non-cash charges, minus interest income.

                                    DEFAULTS

        Customary events of default, including, without limitation, cross default to occurrence of a default (whether or not resulting in acceleration) under any other agreement governing indebtedness of the Company or any of its subsidiaries, and change in control.

                             WAIVERS AND AMENDMENTS

        Amendments and waivers will require approval from Lenders representing 67% or more of the Commitment, except: (i) increases in commitment amounts,
(ii) reductions of principal, interest, or fees, (iii) extensions of scheduled maturities or times for payment, and (iv) release of guarantors, in which the consent of all Lenders will be required.

                         ASSIGNMENTS AND PARTICIPATIONS

        Each Lender may, in its sole discretion, sell participations and may, in a manner acceptable to Agent, sell assignments in the loans and in its commitment and disclose information to prospective participants and assignees, and share, at its option, any fees with such participants and assignees. The assignor shall pay an assignment fee (each an "Assignment Fee") of $3,500 to Agent upon any assignment by a Lender of its rights and obligations under the Credit Facilities (including, without limitation, an assignment by a Lender to another Lender).

                                 MISCELLANEOUS

GOVERNING LAW:  The Commitment Letter, the fee letter and this Term Sheet are governed by the internal laws of the State of Illinois.

EXPENSES:       The expenses of the Agent and the Arranger, whether incurred prior to or subsequent to closing, in investigation, preparation, negotiation, documentation, syndication, administration and collection will be for the account of the Company, including expenses of and fees for attorneys for the Agent and the Arranger (who may or may not be employees of the

        Agent or the Arranger) and other advisors and professionals engaged by the Agent or the Arranger.

                                *      *      *

This Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the financing contemplated hereby. The commitment of the Agent and the other Lenders is subject to negotiation and execution of definitive Loan Documents in form and substance satisfactory to the Lenders and their respective counsel.


                                  Page 11